As filed with the Securities and Exchange Commission on February 8, 2023.

Registration No. 333-

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM F-10

REGISTRATION STATEMENT UNDER
THE SECURITIES ACT OF 1933

LITHIUM AMERICAS CORP.
(Exact name of Registrant as specified in its charter)

British Columbia, Canada
(Province or other jurisdiction of incorporation or organization)

1000
(Primary Standard Industrial Classification Code Number, if applicable)

Not Applicable
(I.R.S. Employer Identification No., if applicable)

900 West Hastings Street, Suite 300,

Vancouver, British Columbia

Canada, V6C 1E5

(778) 656-5820
(Address and telephone number of Registrant's principal executive offices)

CT Corporation System

28 Liberty St.

New York, New York 10005

(212) 894-8940

(Name, address (including zip code) and telephone number (including area code) of agent for service in the United States)

Copies to:

Jonathan Evans Lithium Americas Corp. 900 West Hastings Street, Suite 300, Vancouver, British Columbia Canada, V6C 1E5 (778) 656-5820	James Guttman Richard Raymer Dorsey & Whitney LLP TD Canada Trust Tower Brookfield Place, 161 Bay Street, Suite 4310 Toronto, Ontario Canada, M5J 2S1 Tel: (416) 367-7376

Approximate date of commencement of proposed sale of the securities to the public:
From time to time after this Registration Statement becomes effective.

Province of British Columbia, Canada
(Principal jurisdiction regulating this offering)

          It is proposed that this filing shall become effective (check appropriate box below):

A.	☐	upon filing with the Commission pursuant to Rule 467(a) (if in connection with an offering being made contemporaneously in the United States and Canada).
B.	☒	at some future date (check the appropriate box below):
	1.	☐	pursuant to Rule 467(b) on ( ) at ( ) (designate a time not sooner than 7 calendar days after filing).
	2.	☐

pursuant to Rule 467(b) on (            ) at (            ) (designate a time 7 calendar days or sooner after filing) because the securities regulatory authority in the review jurisdiction has issued a receipt or notification of clearance on (            ).

	3.	☐

pursuant to Rule 467(b) as soon as practicable after notification of the Commission by the Registrant or the Canadian securities regulatory authority of the review jurisdiction that a receipt or notification of clearance has been issued with respect hereto.

	4.	☒	after the filing of the next amendment to this Form (if preliminary material is being filed).

          If any of the securities being registered on this Form are to be offered on a delayed or continuous basis pursuant to the home jurisdiction's shelf prospectus offering procedures, check the following box. ☒

The Registrant hereby amends this Registration Statement on such date or dates as may be necessary to delay its effective date until the Registration Statement shall become effective as provided in Rule 467 under the Securities Act or on such date as the Commission, acting pursuant to Section 8(a) of the Securities Act, may determine.

PART I

INFORMATION REQUIRED TO BE DELIVERED TO OFFEREES OR PURCHASERS

Information contained herein is subject to completion or amendment. A registration statement relating to these securities has been filed with the United States Securities and Exchange Commission. These securities may not be sold nor may offers to buy be accepted prior to the time the registration statement becomes effective. This prospectus shall not constitute an offer to sell or the solicitation of an offer to buy, nor shall there be any sale of these securities in any state in which such offer, solicitation or sale would be unlawful prior to registration or qualification under the securities laws of any such state.

A copy of this preliminary short form base shelf prospectus has been filed with the securities regulatory authorities in each of the provinces and territories of Canada but has not yet become final for the purpose of the sale of securities. Information contained in this preliminary short form base shelf prospectus may not be complete and may have to be amended. The securities may not be sold until a receipt for the short form base shelf prospectus is obtained from the securities regulatory authorities.

This short form base shelf prospectus has been filed under legislation in each of the provinces and territories of Canada that permits certain information about these securities to be determined after this prospectus has become final and that permits the omission from this short form base shelf prospectus of that information. The legislation requires the delivery to purchasers of a prospectus supplement containing the omitted information within a specified period of time after agreeing to purchase any of these securities, except in cases where an exemption from such delivery requirements is available.

No securities regulatory authority has expressed an opinion about these securities and it is an offence to claim otherwise. This short form base shelf prospectus constitutes a public offering of these securities only in those jurisdictions where they may be lawfully offered for sale and therein only by persons permitted to sell such securities. See "Plan of Distribution".

Information has been incorporated by reference in this short form base shelf prospectus from documents filed with securities commissions or similar regulatory authorities in Canada. Copies of the documents incorporated herein by reference may be obtained on request without charge from the Corporate Secretary of Lithium Americas Corp. at 300-900 West Hastings Street, Vancouver, British Columbia, Canada, V6C 1E5, e-mail: legal@lithiumamericas.com, and are also available electronically at www.sedar.com and www.sec.gov.

PRELIMINARY SHORT FORM BASE SHELF PROSPECTUS

New Issue and/or Secondary Offering	February 8, 2023

LITHIUM AMERICAS CORP.

US$1,000,000,000

Common Shares
Preferred Shares
Debt Securities
Subscription Receipts
Warrants
Units

Lithium Americas Corp. ("LAC", "we" or the "Company") may from time to time offer and issue the following securities: (i) common shares of the Company ("Common Shares"); (ii) preferred shares of the Company ("Preferred Shares"); (iii) senior and subordinated debt securities of the Company, including convertible debt securities (collectively, "Debt Securities"); (iv) subscription receipts ("Subscription Receipts") exchangeable for Common Shares and/or other securities of the Company; (v) warrants ("Warrants") exercisable to acquire Common Shares and/or other securities of the Company; and (vi) securities comprised of more than one of Common Shares, Preferred Shares, Debt Securities, Subscription Receipts and/or Warrants offered together as a unit ("Units", and together with the Common Shares, Preferred Shares, Debt Securities, Subscription Receipts and Warrants, the "Securities"), or any combination thereof, having an aggregate offering price of up to US$1,000,000,000 (or the equivalent thereof, at the date of issue, in Canadian dollars or any other currency or currencies, as the case may be), at any time during the 25-month period that this short form base shelf prospectus, including any amendments hereto (the "Prospectus"), remains effective. The Securities may be offered separately or together, in separate series, in amounts, at prices and on terms to be determined at the time of sale and set forth in one or more prospectus supplements (each, a "Prospectus Supplement"). This Prospectus qualifies the distribution of Securities by the Company and by one or more selling securityholders, as described below. In addition, Securities may be offered and issued in consideration for the acquisition of other businesses, assets or securities by the Company or a subsidiary of the Company. The consideration for any such acquisition may consist of any of the Securities separately, a combination of Securities or any combination of, among other things, Securities, cash and assumption of liabilities.

The specific terms of any offering of Securities will be set out in the applicable Prospectus Supplement and may include, without limitation, where applicable: (i) in the case of Common Shares, the number of Common Shares being offered, the offering price (or the manner of determination thereof if offered on a non-fixed price basis), whether the Common Shares are being offered for cash, and any other terms specific to the Common Shares being offered; (ii) in the case of Preferred Shares, the designation of the particular class, series, liquidation preference amount, the number of Preferred Shares being offered, the offering price (or the manner of determination thereof if offered on a non-fixed price basis), whether the Preferred Shares are being offered for cash, the currency or currency unit for which such Preferred Shares may be purchased, any voting rights, any rights to receive dividends, any terms of redemption, any conversion or exchange rights, and any other terms specific to the Preferred Shares being offered; (iii) in the case of Debt Securities, the specific designation of the Debt Securities, whether such Debt Securities are senior or subordinated, the aggregate principal amount of the Debt Securities being offered, the currency or currency unit in which the Debt Securities may be purchased, authorized denominations, any limit on the aggregate principal amount of the Debt Securities of the series being offered, the issue and delivery date, the maturity date, the offering price (at par, at a discount or at a premium), the interest rate or method of determining the interest rate, the interest payment date(s), any conversion or exchange rights that are attached to the Debt Securities, any redemption provisions, any repayment provisions, and any other terms specific to the Debt Securities being offered; (iv) in the case of Subscription Receipts, the number of Subscription Receipts being offered, the offering price (or the manner of determination thereof if offered on a non-fixed price basis), whether the Subscription Receipts are being offered for cash, the terms, conditions and procedures for the exchange of Subscription Receipts for Common Shares and/or other securities of the Company, as the case may be, the currency or currency unit in which the Subscription Receipts are issued, and any other terms specific to the Subscription Receipts being offered; (v) in the case of Warrants, the number of Warrants being offered, the offering price (or the manner of determination thereof if offered on a non-fixed price basis), whether the Warrants are being offered for cash, the terms, conditions and procedures for the exercise of such Warrants into or for Common Shares and/or other securities of the Company, and any other terms specific to the Warrants being offered; and (vi) in the case of Units, the designation and terms of the Units and of the Securities comprising the Units, the offering price (or the manner of determination thereof if offered on a non-fixed price basis), whether the Units are being offered for cash, the currency or currency unit in which the Units are issued, and any other terms specific to the Units being offered. A Prospectus Supplement may include other specific terms pertaining to the Securities that are not within the alternatives and parameters described in this Prospectus. You should read this Prospectus and any applicable Prospectus Supplement carefully before you invest in any Securities.

All shelf information permitted under applicable securities legislation to be omitted from this Prospectus will be contained in one or more Prospectus Supplements that will be delivered to purchasers together with this Prospectus, unless an exemption from the prospectus delivery requirements is available. Each Prospectus Supplement will be incorporated by reference into this Prospectus for the purposes of securities legislation as of the date of such Prospectus Supplement and only for the purposes of the distribution of the Securities to which such Prospectus Supplement pertains.

This Prospectus may qualify an "at-the-market distribution" as defined in NI 44-102. This Prospectus does not qualify for issuance Debt Securities, or Securities convertible into or exchangeable for Debt Securities, in respect of which the payment of principal and/or interest may be determined, in whole or in part, by reference to one or more underlying interests including, for example, an equity or debt security, a statistical measure of economic or financial performance including, but not limited to, any currency, consumer price or mortgage index, or the price or value of one or more commodities, indices or other items, or any other item or formula, or any combination or basket of the foregoing items. For greater certainty, this Prospectus may qualify for issuance Debt Securities, or Securities convertible into or exchangeable for Debt Securities, in respect of which the payment of principal and/or interest may be determined, in whole or in part, by reference to published rates of a central banking authority or one or more financial institutions, such as a prime rate or bankers' acceptance rate, or to recognized market benchmark interest rates such as CORRA (the Canadian Overnight Repo Rate Average) or a United States federal funds rate.

We and any selling securityholder may offer and sell the Securities to or through underwriters or dealers purchasing as principals and may also sell the Securities to one or more purchasers directly or through agents designated by the Company and/or the selling securityholders from time to time. The Prospectus Supplement relating to a particular offering of Securities will identify each underwriter, dealer or agent, if any, engaged by the Company and/or the selling securityholders in connection with the offering and sale of the Securities and will set forth the terms of the offering of such Securities, the method of distribution of such Securities including, to the extent applicable, the proceeds to us and/or the selling securityholders, and, to the extent applicable, any fees, discounts or any other compensation payable to underwriters, dealers or agents and any other material terms of the plan of distribution. If offered on a non-fixed price basis, Securities may be offered at market prices prevailing at the time of sale, at prices related to such prevailing market prices or at prices to be negotiated with purchasers at the time of sale, which prices may vary between purchasers and during the period of distribution. If Securities are offered on a non-fixed price basis, the underwriters', dealers' or agents' compensation will be increased or decreased by the amount by which the aggregate price paid for Securities by the purchasers exceeds or is less than the gross proceeds paid by the underwriters, dealers or agents to the Company. See "Plan of Distribution".

- ii -

Unless otherwise specified in the relevant Prospectus Supplement, subject to applicable laws, in connection with any offering of Securities, other than an "at-the-market distribution", the underwriters, dealers or agents may over-allot or effect transactions that are intended to stabilize or maintain the market price of the offered Securities at levels other than those which otherwise might prevail on the open market. Such transactions, if commenced, may be discontinued at any time. No underwriter, dealer or agent involved in an "at-the-market distribution", no affiliate of such an underwriter, dealer or agent and no person or company acting jointly or in concert with such an underwriter, dealer or agent may, in connection with the distribution, enter into any transaction that is intended to stabilize or maintain the market price of the Securities distributed, including selling an aggregate number or principal amount of securities that would result in the underwriter, dealer or agent creating an over-allocation position in the Securities distributed. See "Plan of Distribution".

As at the date of this Prospectus, no underwriter, dealer or agent is in a contractual relationship with the Company or a selling securityholder requiring the underwriter, dealer or agent to distribute under this Prospectus. No underwriter, dealer or agent has been involved in the preparation of this Prospectus or performed any review of the contents of this Prospectus.

Investors should rely only on the information contained in or incorporated by reference in this Prospectus and any applicable Prospectus Supplement. Neither the Company nor any selling securityholder has authorized anyone to provide investors with different or additional information. There are certain risks inherent in an investment in our Securities and in our activities. Prospective investors should carefully read and consider the risk factors described or referenced under the headings "Forward-Looking Information" and "Risk Factors" in this Prospectus, contained in any of the documents incorporated by reference herein, and in any applicable Prospectus Supplement and any of the documents incorporated by reference therein, before purchasing Securities. See "Forward-Looking Information" and "Risk Factors" below and the "Risk Factors" section of the applicable Prospectus Supplement.

All dollar amounts in this Prospectus are in United States dollars, unless otherwise indicated. See "Currency and Exchange Rate Information".

The outstanding Common Shares are listed and posted for trading in Canada on the Toronto Stock Exchange ("TSX") and in the United States on the New York Stock Exchange ("NYSE") under the trading symbol "LAC". On February 7, 2023, the last trading day prior to the date of this Prospectus, the closing price of the Common Shares on the TSX was C$34.68 and the closing price of the Common Shares on the NYSE was US$25.89.

Unless otherwise specified in the applicable Prospectus Supplement, the Preferred Shares, Debt Securities, Subscription Receipts, Warrants and Units will not be listed on any securities exchange. There is no market through which the Securities, other than the Common Shares, may be sold and purchasers may not be able to resell such Securities purchased under this Prospectus and any applicable Prospectus Supplement. This may affect the pricing of such Securities in the secondary market, the transparency and availability of trading prices, the liquidity of such Securities, and the extent of issuer regulation. See "Risk Factors" below and the "Risk Factors" section of the applicable Prospectus Supplement.

THESE SECURITIES HAVE NOT BEEN APPROVED OR DISAPPROVED BY THE UNITED STATES SECURITIES AND EXCHANGE COMMISSION (THE ''SEC'') OR ANY STATE SECURITIES COMMISSION OR REGULATOR NOR HAS THE SEC OR ANY STATE SECURITIES COMMISSION OR REGULATOR PASSED UPON THE ACCURACY OR ADEQUACY OF THIS PROSPECTUS. ANY REPRESENTATION TO THE CONTRARY IS A CRIMINAL OFFENSE.

- iii -

We are permitted, under the multi-jurisdictional disclosure system adopted by the securities regulatory authorities in the United States and Canada ("MJDS"), to prepare this Prospectus in accordance with Canadian disclosure requirements, which are different from United States disclosure requirements.

We prepare our annual financial statements, certain of which are incorporated by reference herein, in United States dollars and in accordance with International Financial Reporting Standards ("IFRS") as issued by the International Accounting Standards Board (the "IASB"), and our interim financial statements, certain of which are incorporated by reference herein, in United States dollars and in accordance with IFRS as issued by the IASB applicable to the preparation of interim financial statements, including International Accounting Standard 34, Interim Financial Reporting, and they therefore may not be comparable to financial statements of United States companies.

Owning Securities may subject you to tax consequences both in Canada and the United States. Such tax consequences, including for investors who are resident in, or citizens of, the United States and Canada, are not described in this Prospectus and may not be fully described in any applicable Prospectus Supplement. You should read the tax discussion in any Prospectus Supplement with respect to a particular offering of Securities and consult your own tax advisor with respect to your own particular circumstances.

Your ability to enforce civil liabilities under United States federal securities laws may be affected adversely because: (i) the Company is incorporated in British Columbia, a province of Canada; (ii) some of the officers and directors and some of the experts named in this Prospectus are not residents of the United States; and (iii) certain of the Company's assets and all or a substantial portion of the assets of such persons may be located outside of the United States. See "Enforceability of Certain Civil Liabilities and Agent for Service of Process".

Certain of our directors and officers and some of the experts named in this Prospectus reside outside of Canada. See "Enforceability of Certain Civil Liabilities and Agent for Service of Process".

The Company's head and registered office is located at 300-900 West Hastings Street, Vancouver, British Columbia, Canada, V6C 1E5.

- iv -

ABOUT THIS PROSPECTUS

This Prospectus provides a general description of the Securities that we and/or a selling securityholder may offer. Each time we and/or a selling securityholder sell Securities under this Prospectus, we will prepare a Prospectus Supplement that will contain specific information about the terms of that offering. The Prospectus Supplement may also add, update or change information contained in this Prospectus. Before investing in any Securities, you should read both this Prospectus and any applicable Prospectus Supplement, together with the additional information described below and in the applicable Prospectus Supplement under "Documents Incorporated by Reference".

Investors should rely only on the information contained in or incorporated by reference in this Prospectus and any applicable Prospectus Supplement and are not entitled to rely on certain parts of the information contained in or incorporated by reference in this Prospectus and any applicable Prospectus Supplement to the exclusion of the remainder. Neither we nor any selling securityholder has authorized anyone to provide investors with different or additional information. Neither we nor any selling securityholder is making an offer of Securities in any jurisdiction where the offer or sale of Securities is not permitted by law. Prospective investors should not assume that the information contained in or incorporated by reference in this Prospectus and any applicable Prospectus Supplement is accurate as of any date other than the date on the front of such documents (including the documents incorporated by reference herein and therein), regardless of the time of delivery of this Prospectus, any applicable Prospectus Supplement or any sale of Securities.

Unless we have indicated otherwise, or the context otherwise requires, references in this Prospectus and any Prospectus Supplement to "LAC", the "Company", "we", "us" and "our" refer to Lithium Americas Corp. and/or, as applicable, one or more of its subsidiaries and/or, as applicable, its joint venture.

FORWARD-LOOKING INFORMATION

This Prospectus, including the documents incorporated herein by reference, contains "forward-looking information" within the meaning of applicable Canadian securities legislation and "forward-looking statements" within the meaning of the United States Private Securities Litigation Reform Act of 1995 (collectively referred to herein as "forward-looking information"). These statements relate to future events or the Company's future performance. All statements, other than statements of historical fact, may be forward-looking information. Information concerning mineral resource and mineral reserve estimates also may be deemed to be forward-looking information in that it reflects a prediction of mineralization that would be encountered if a mineral deposit were developed and mined. Forward-looking information generally can be identified by the use of words such as "seek", "anticipate", "plan", "continue", "estimate", "expect", "may", "will", "project", "predict", "propose", "potential", "targeting", "intend", "could", "might", "should", "believe" and similar expressions. These statements involve known and unknown risks, uncertainties and other factors that may cause actual results or events to differ materially from those anticipated in such forward-looking information.

In particular, this Prospectus contains or incorporates by reference forward-looking information, including, without limitation, with respect to the following matters or the Company's expectations relating to such matters: development of the Cauchari-Olaroz Project and the Thacker Pass Project, including timing, progress, approach, continuity or change in plans, construction, commissioning, milestones, anticipated production and results thereof and expansion plans; plans at the Cauchari-Olaroz Project to prioritize commissioning and the expected timing to complete deferred construction items such as the purification process as a result of such prioritization; expected timing to provide an update on the production ramp-up schedule for the Cauchari-Olaroz Project; expectations and anticipated impact of the COVID-19 pandemic; anticipated timing to resolve, and the expected outcome of, any complaints or claims made or that could be made concerning the environmental permitting process in the United States for the Thacker Pass Project; capital expenditures and programs; estimates, and any change in estimates, of the mineral resources and mineral reserves at the Company's properties; development of mineral resources and mineral reserves; government regulation of mining operations and treatment under governmental and taxation regimes; the future price of commodities, including lithium; the realization of mineral resources and mineral reserves estimates, including whether certain mineral resources will ever be developed into mineral reserves and information and underlying assumptions related thereto; the timing and amount of future production; currency exchange and interest rates; the Company's ability to raise capital; expected expenditures to be made by the Company on its properties; the timing, cost, quantity, capacity and product quality of production of the Cauchari-Olaroz Project, which is held and operated through an entity in Argentina that is 44.8% owned by the Company, 46.7% owned by Ganfeng and 8.5% owned by JEMSE; successful operation of the Cauchari-Olaroz Project under its co-ownership structure; ability to produce high purity battery grade lithium products; settlement of agreements related to the operation and sale of mineral production as well as contracts in respect of operations and inputs required in the course of production; the timing, cost, quantity, capacity and product quality of production at the Thacker Pass Project; successful development of the Thacker Pass Project; capital costs, operating costs, sustaining capital requirements, after tax net present value and internal rate of return, payback period, sensitivity analyses, and net cash flows of the Cauchari-Olaroz Project and the Thacker Pass Project; the Company's share of the expected capital expenditures for the construction of the Cauchari-Olaroz Project and the expected capital expenditures for the construction of the Thacker Pass Project; ability to achieve capital cost efficiencies; stability and inflation related to the Argentine peso, matters relating to the agreement reached by the Argentine government with the International Monetary Fund in respect of Argentina's external debt, whether the Argentine government implements additional foreign exchange and capital controls, and the effect of current or any additional regulations on the Company's operations; the GM Transaction and the potential for additional financing scenarios for the Thacker Pass Project; the expected timetable for completing the GM Transaction; the ability of the Company to complete the GM Transaction on the terms and timeline anticipated, or at all; the receipt of shareholder and required stock exchange and regulatory approvals and court rulings, and the securing of sufficient funding to complete the development of Phase 1 of the Thacker Pass Project, required for the GM Transaction; the expected benefits of the GM Transaction; the expected timetable for completing the Separation (including timing of advance tax rulings from the CRA and the IRS in connection with same); the ability of the Company to complete the Separation on the terms and timeline anticipated, or at all; the receipt of Board of Directors, shareholder and required third party, court, tax, stock exchange and regulatory approvals required for the Separation (including obtaining a CRA and an IRS advance income tax ruling in respect thereof); the expected holdings and assets of the entities resulting from the Separation; the expected benefits of the Separation for each business and to the Company's shareholders and other stakeholders; the strategic advantages, future opportunities and focus of each business resulting from the Separation; the expected timetable for completing the Arena Transaction; the ability of the Company to complete the Arena Transaction on the terms and timeline anticipated, or at all; the anticipated ownership interest in the Company of Arena shareholders following completion of the Arena Transaction; the receipt of Arena securityholder approval, certain regulatory and court approvals, including the approvals of the TSX, NYSE and TSX Venture Exchange, and any required approval under the Investment Canada Act; and the expected benefits of the Arena Transaction.

Forward-looking information does not take into account the effect of transactions or other items announced or occurring after the statements are made. Forward-looking information is based upon a number of expectations and assumptions and is subject to a number of risks and uncertainties, many of which are beyond the Company's control, that could cause actual results to differ materially from those that are disclosed in or implied by such forward-looking information. With respect to forward-looking information listed above and incorporated by reference herein, the Company has made assumptions regarding, among other things:

  current technological trends;

  a cordial business relationship between the Company and its co-owners of the Cauchari-Olaroz Project;

  ability of the Company to fund, advance and develop the Cauchari-Olaroz Project and the Thacker Pass Project, and the respective impacts of the projects when production commences;

  the Company's ability to operate in a safe and effective manner;

  uncertainties relating to receiving and maintaining mining, exploration, environmental and other permits or approvals in Nevada and Argentina;

  demand for lithium, including that such demand is supported by growth in the electric vehicle market;

  the impact of increasing competition in the lithium business, and the Company's competitive position in the industry;

  general economic conditions;

  the stable and supportive legislative, regulatory and community environment in the jurisdictions where the Company operates;

  stability and inflation of the Argentinian peso, including any foreign exchange or capital controls which may be enacted in respect thereof, and the effect of current or any additional regulations on the Company's operations;

  the impact of unknown financial contingencies, including litigation costs, on the Company's operations;

  gains or losses, in each case, if any, from short-term investments in Argentine bonds and equities;

  estimates of and unpredictable changes to the market prices for lithium products;

  development and construction costs for the Cauchari-Olaroz Project and the Thacker Pass Project, and costs for any additional exploration work at the projects;

  estimates of mineral resources and mineral reserves, including whether certain mineral resources will ever be developed into mineral reserves;

  reliability of technical data;

  anticipated timing and results of exploration, development and construction activities, including the impact of COVID-19 on such timing;

  timely responses from governmental agencies responsible for reviewing and considering the Company's permitting activities at the Thacker Pass Project;

  the Company's ability to obtain additional financing on satisfactory terms or at all;

  the ability to develop and achieve production at any of the Company's mineral exploration and development properties;

  the impact of the COVID-19 pandemic on the Company's business; and

  accuracy of development budget and construction estimates.

Although the Company believes that the assumptions and expectations reflected in such forward-looking information are reasonable, the Company can give no assurance that these assumptions and expectations will prove to be correct. Since forward-looking information inherently involves risks and uncertainties, undue reliance should not be placed on such information.

The Company's actual results could differ materially from those anticipated in any forward-looking information as a result of the risk factors contained in and incorporated by reference in this Prospectus, including but not limited to, the factors referred to under the heading "Risk Factors" in this Prospectus, under the heading "Description of the Business - Risk Factors" in the Company's most recent annual information form and under the heading "Risks and Uncertainties" in the Company's management's discussion and analysis for our most recently completed audited financial year and, if applicable, interim financial period. Such risks include, but are not limited to the following: the impacts of the COVID-19 pandemic on the availability and movement of personnel, supplies and equipment and on the timing for regulatory approvals and permits, construction by Minera Exar, in which the Company has a 44.8% co-ownership interest with Ganfeng and JEMSE, at the Cauchari-Olaroz Project, the commencement of construction by the Company at the Thacker Pass Project, and on third parties providing services to the Company in respect of the Thacker Pass Project or to Minera Exar with respect to the Cauchari-Olaroz Project; the Company's mineral properties, or the mineral properties in which it has an interest, may not be developed or operate as planned and uncertainty of whether there will ever be production at the Company's mineral exploration properties, or the properties in which it has an interest; cost overruns; risks associated with the Company's ability to successfully secure adequate additional funding; market prices affecting the ability to develop the Company's mineral properties and properties in which it has an interest; risks associated with co-ownership arrangements; risks related to acquisitions, integration and dispositions; risk to the growth of lithium markets; lithium prices; inability to obtain required governmental permits and government-imposed limitations on operations; technology risk; inability to achieve and manage expected growth; political risk associated with foreign operations, including co-ownership arrangements with foreign domiciled partners; risks arising from the outbreak of hostilities in Ukraine and the international response, including but not limited to their impact on commodity markets, supply chains, equipment and construction; emerging and developing market risks; risks associated with not having production experience; operational risks; changes in government regulations; changes to environmental requirements; failure to obtain or maintain necessary licenses, permits or approvals; insurance risk; receipt and security of mineral property titles and mineral tenure risk; changes in project parameters as plans continue to be refined; changes in legislation, governmental or community policy; mining industry competition; market risk; volatility in global financial conditions; uncertainties associated with estimating mineral resources and mineral reserves, including uncertainties relating to the assumptions underlying mineral resource and mineral reserve estimates; whether certain mineral resources will ever be converted into mineral reserves; risks in connection with the Company's existing debt financing; risks related to investments in Argentine bonds and equities; opposition to development of the Company's mineral properties; lack of brine management regulations; surface access risk; risks related to climate change; geological, technical, drilling or processing problems; uncertainties in estimating capital and operating costs, cash flows and other project economics; liabilities and risks, including environmental liabilities and risks inherent in mineral extraction operations; health and safety risks; risks related to the stability and inflation of the Argentine peso, including any foreign exchange or capital controls which may be enacted in respect thereof, and the effect of current and any additional regulations on the Company's operations; risks related to unknown financial contingencies, including litigation costs, on the Company's operations; unanticipated results of exploration activities; unpredictable weather conditions; unanticipated delays in preparing technical studies; inability to generate profitable operations; restrictive covenants in debt instruments; lack of availability of additional financing on terms acceptable to the Company, or to the Company and its co-owners for any co-ownership interests; shareholder dilution; intellectual property risk; dependency on consultants and key personnel; payment of dividends; competition for, amongst other things, capital, undeveloped lands and skilled personnel; fluctuations in currency exchange and interest rates; regulatory risk, including as a result of the Company's dual-exchange listing and increased costs thereof; conflicts of interest; Common Share price volatility; cybersecurity risks and threats; uncertainties with obtaining required approvals and rulings, or satisfying other requirements, necessary or desirable to permit or facilitate completion of the GM Transaction (including shareholder and stock exchange approvals and court rulings); uncertainties with the Company’s ability to secure sufficient funding to complete the development of Phase 1 of the Thacker Pass Project; the impact of the GM Transaction on dilution of shareholders and on the trading prices for, and market for trading in, the securities of the Company, Lithium Americas (NewCo) and Lithium International; uncertainties with realizing the potential benefits of the GM Transaction; risks relating to investor rights granted to GM in connection with the GM Transaction; uncertainties with obtaining required approvals, rulings, court orders and consents, or satisfying other requirements, necessary or desirable to permit or facilitate completion of the Separation (including CRA, IRS, regulatory and shareholder approvals); future factors or events that may arise making it inadvisable to proceed with, or advisable to delay or alter the structure of the Separation; the performance, the operations and the financial condition of Lithium Americas (NewCo) and Lithium International as separately traded public companies, including the reduced geographical and property portfolio diversification resulting from the Separation; the impact of the Separation on the trading prices for, and market for trading in, the shares of the Company, Lithium Americas (NewCo) and Lithium International; the potential for significant tax liability for a violation of the tax-deferred spinoff rules applicable in Canada and the United States; uncertainties with realizing the potential benefits of the Separation; uncertainties with obtaining required approvals, rulings and court orders, or satisfying other requirements, necessary or desirable to permit or facilitate completion of the Arena Transaction (including regulatory and securityholder approvals); future factors or events that may arise making it inadvisable to proceed with, or advisable to delay or alter the structure of the Arena Transaction; the impact of the Arena Transaction on the trading prices for, and market for trading in, the shares of the Company, Lithium Americas (NewCo) and Lithium International; and uncertainties with successful integration of Arena's business and realizing the potential benefits of the Arena Transaction. Consequently, actual results and events may vary significantly from those included in, contemplated or implied by such statements.

Readers are cautioned that the foregoing lists of factors are not exhaustive. The forward-looking information contained in or incorporated by reference in this Prospectus is expressly qualified by these cautionary statements. All forward-looking information in this Prospectus speaks as of the date of this Prospectus. The Company does not undertake any obligation to update or revise any forward-looking information, whether as a result of new information, future events or otherwise, except as required by law. Additional information about these assumptions and risks and uncertainties is contained in the Company's filings with securities regulators, including the Company's most recent annual information form and most recent management's discussion and analysis for our most recently completed financial year and, if applicable, interim financial period, which are available on SEDAR at www.sedar.com and EDGAR at www.sec.gov.

NOTICE REGARDING NON-GAAP FINANCIAL MEASURES

This Prospectus, including the documents incorporated by reference herein, includes disclosure of certain non-GAAP financial measures or ratios, including expected average annual EBITDA with respect to the results of the feasibility study for the Thacker Pass Project presented in this Prospectus. Such measures have no standardized meaning under IFRS and may not be comparable to similar measures used by other issuers. The Company believes that these measures and ratios provide investors with an improved ability to evaluate the prospects of the Company and, in particular, the Thacker Pass Project. As the Thacker Pass Project is not in production, the prospective non-GAAP financial measures or ratios presented may not be reconciliated to the nearest comparable measure under IFRS and the equivalent historical non-GAAP financial measure for the prospective non-GAAP financial measure or ratio discussed herein is nil$. Also, see "Use of Non-GAAP Financial Measures and Ratios" in the Company's then-current management's discussion and analysis incorporated by reference herein for additional information on other non-GAAP financial measures and ratios utilized by the Company.

NOTICE REGARDING REPRESENTATION OF MINERAL RESERVE AND MINERAL RESOURCE ESTIMATES

The disclosure included in or incorporated by reference in this Prospectus uses mineral reserves and mineral resources classification terms that comply with reporting standards in Canada and the mineral reserves and mineral resources estimates are made in accordance with the Canadian Institute of Mining, Metallurgy and Petroleum (the "CIM") - Definition Standards for Mineral Resources and Mineral Reserves, adopted by the CIM Council on May 10, 2014, as amended (the "CIM Definition Standards"), and NI 43-101. NI 43-101 is a rule developed by the Canadian Securities Administrators that establishes standards for all public disclosure an issuer makes of scientific and technical information concerning mineral projects.

Unless otherwise indicated, all mineral reserves and mineral resources estimates included in or incorporated by reference in this Prospectus have been prepared in accordance with NI 43-101 and the CIM Definition Standards. These standards differ from the requirements of the SEC that are applicable to domestic United States reporting companies. Any mineral reserves and mineral resources reported by the Company in accordance with NI 43-101 may not qualify as such under SEC standards. Accordingly, information included in or incorporated by reference in this Prospectus that describes the Company's mineral reserves and mineral resources estimates may not be comparable with information made public by United States companies subject to the SEC's reporting disclosure requirements.

PRESENTATION OF FINANCIAL INFORMATION

We present our financial statements in United States dollars and our annual financial statements are prepared in accordance with IFRS as issued by the IASB and our interim financial statements are prepared in accordance with IFRS as issued by the IASB applicable to the preparation of interim financial statements, including International Accounting Standard 34, Interim Financial Reporting. As a result, certain financial information included in or incorporated by reference in this Prospectus may not be comparable to financial information prepared by companies in the United States reporting under US GAAP. Certain calculations included in tables and other figures in this Prospectus have been rounded for clarity of presentation.

CURRENCY AND EXCHANGE RATE INFORMATION

This Prospectus contains references to United States dollars and Canadian dollars. All dollar amounts referenced, unless otherwise indicated, are expressed in United States dollars. References to "$" or "US$" are to United States dollars and references to "C$" are to Canadian dollars.

The following table sets forth, for each of the periods indicated, the high, low and average exchange rates, and the exchange rate at the end of the period, for the conversion of one (1) United States dollar into the Canadian dollar equivalent, based on the indicative exchange rate as reported by the Bank of Canada:

	Nine months ended September 30,		Years ended December 31,
	2022	2021	2021	2020
High	C$1.3726	C$1.2856	C$1.2942	C$1.4496
Low	C$1.2451	C$1.2040	C$1.2040	C$1.2718
Average	C$1.2828	C$1.2513	C$1.2535	C$1.3415
Rate at end of period	C$1.3707	C$1.2741	C$1.2678	C$1.2732

On February 7, 2023, the exchange rate for United States dollars expressed in terms of the Canadian dollar, as reported by the Bank of Canada, was US$1.00 = C$1.3435.

DOCUMENTS INCORPORATED BY REFERENCE

Information has been incorporated by reference in this Prospectus from documents filed by us with the securities commissions or similar regulatory authorities in Canada, which have also been filed with, or furnished to, the SEC. Copies of the documents incorporated by reference herein may be obtained on request without charge from the Corporate Secretary of the Company at 300-900 West Hastings Street, Vancouver, British Columbia, Canada, V6C 1E5, e-mail: legal@lithiumamericas.com, and are also available electronically under the profile of the Company at www.sedar.com or in the United States through EDGAR at the website of the SEC at www.sec.gov.

As at the date of this Prospectus, the following documents, filed by the Company with the securities commissions or similar regulatory authorities in each of the provinces and territories of Canada and filed with, or furnished to, the SEC, are specifically incorporated by reference into, and form an integral part of, this Prospectus, provided that such documents are not incorporated by reference to the extent that their contents are modified or superseded by a statement contained in this Prospectus or in any other subsequently filed document that is also incorporated by reference in this Prospectus, as further described below:

(a) the annual information form of the Company dated March 15, 2022 for the year ended December 31, 2021 (the "2021 AIF"), except for the information contained under the heading "Description of the Business - Thacker Pass Project" therein, which has been superseded by the summary of the Thacker Pass TR contained under the heading "Business of the Company - Thacker Pass Project" in this Prospectus;

(b) the audited consolidated financial statements of the Company as at and for the years ended December 31, 2021 and 2020, together with the notes thereto and the independent auditor's report thereon;

(c) the management's discussion and analysis of the results of operations and financial condition of the Company for the year ended December 31, 2021 (the "2021 Annual MD&A");

(d) the unaudited condensed consolidated interim financial statements of the Company as at and for the three- and nine-month periods ended September 30, 2022 and 2021, together with the notes thereto;

(e) the management's discussion and analysis of the results of operations and financial condition of the Company for the three- and nine-month periods ended September 30, 2022 (the "2022 Q3 Interim MD&A");

(f) the management information circular of the Company dated May 6, 2022 prepared in connection with the annual general meeting of shareholders held on June 21, 2022;

(g) the material change report of the Company dated February 4, 2022 relating to the completion by the Company of the Millennial Transaction;

(h) the material change report of the Company dated February 7, 2023 relating to the announcement of the GM Transaction details and an update on the construction plan for the Thacker Pass Project and the results of the feasibility study and the filing of the Thacker Pass TR (the "GM Transaction and Thacker Pass TR MCR"); and

(i) the material change report of the Company dated February 7, 2023 relating to the announcement of the receipt by the Company of a favorable ruling on the ROD for the Thacker Pass Project (the “ROD MCR”).

Except as otherwise stated below, any documents of the foregoing type, and all other documents of the type required to be incorporated by reference in a short form prospectus pursuant to NI 44-101, including, without limitation, any material change reports (excluding material change reports filed on a confidential basis), interim financial statements, annual financial statements and the auditor's report thereon, management's discussion and analysis, information circulars, annual information forms and business acquisition reports filed by the Company with the securities commissions or similar regulatory authorities in any of the provinces or territories of Canada subsequent to the date of this Prospectus and during the 25-month period this Prospectus remains effective, shall be deemed to be incorporated by reference in this Prospectus. Notwithstanding anything herein to the contrary, any statement contained in this Prospectus or in a document incorporated or deemed to be incorporated by reference in this Prospectus shall be deemed to be modified or superseded, for purposes of this Prospectus, to the extent that a statement contained herein or in any other subsequently filed document that also is incorporated or is deemed to be incorporated by reference herein, modifies or supersedes such prior statement. The modifying or superseding statement need not state that it has modified or superseded a prior statement or include any other information set forth in the document that it modifies or supersedes. The making of a modifying or superseding statement shall not be deemed an admission for any purposes that the modified or superseded statement, when made, constituted a misrepresentation, an untrue statement of a material fact or an omission to state a material fact that was required to be stated or that is necessary to make a statement not misleading in light of the circumstances in which it was made. Any statement so modified or superseded shall be deemed, except as so modified or superseded, not to constitute a part of this Prospectus.

In addition, to the extent that any document or information incorporated by reference into this Prospectus pursuant to the foregoing paragraph is also included in any report that we file with or furnish to the SEC pursuant to Section 13(a) or 15(d) of the Exchange Act, such document or information shall be deemed to be incorporated by reference as an exhibit to the registration statement of which this Prospectus forms a part. Furthermore, we may incorporate by reference into the registration statement of which this Prospectus forms a part, any report on Form 6- K furnished to the SEC, including the exhibits thereto, if and to the extent provided in such report.

Upon new annual financial statements and related management's discussion and analysis of the Company being filed with the applicable securities commissions or similar regulatory authorities in Canada during the period that this Prospectus is effective, the previous annual financial statements and related management's discussion and analysis and the previous interim financial statements and related management's discussion and analysis of the Company most recently filed shall be deemed to no longer be incorporated by reference into this Prospectus for purposes of future offers and sales of Securities hereunder. Upon new interim financial statements and related management's discussion and analysis of the Company being filed with the applicable securities commissions or similar regulatory authorities in Canada during the period that this Prospectus is effective, the previous interim financial statements and related management's discussion and analysis of the Company most recently filed shall be deemed to no longer be incorporated by reference into this Prospectus for purposes of future offers and sales of Securities hereunder. Upon a new annual information form of the Company being filed with the applicable securities commissions or similar regulatory authorities in Canada during the period that this Prospectus is effective, notwithstanding anything herein to the contrary, the following documents shall be deemed to no longer be incorporated by reference into this Prospectus for purposes of future offers and sales of Securities hereunder: (i) the previous annual information form; (ii) any material change reports filed by the Company prior to the end of the financial year in respect of which the new annual information form is filed; (iii) any business acquisition reports filed by the Company for acquisitions completed prior to the beginning of the financial year in respect of which the new annual information form is filed; and (iv) any information circulars filed by the Company prior to the beginning of the financial year in respect of which the new annual information form is filed. Upon a new management information circular prepared in connection with an annual general meeting of the Company being filed with the applicable securities commissions or similar regulatory authorities in Canada during the period that this Prospectus is effective, the previous management information circular prepared in connection with an annual general meeting of the Company shall be deemed to no longer be incorporated by reference into this Prospectus for purposes of future offers and sales of Securities hereunder.

A Prospectus Supplement containing the specific terms of an offering of Securities and other information relating to the Securities will be delivered to purchasers of such Securities together with this Prospectus, unless an exemption from the prospectus delivery requirements is available, and will be deemed to be incorporated by reference into this Prospectus as of the date of such Prospectus Supplement, but only for the purpose of the distribution of the Securities to which the Prospectus Supplement pertains.

In addition, certain "marketing materials" (as that term is defined in applicable Canadian securities legislation) may be used in connection with a distribution of Securities under this Prospectus and the applicable Prospectus Supplement(s). Any "template version" of "marketing materials" (as those terms are defined in applicable Canadian securities legislation) pertaining to a distribution of Securities, and filed by the Company after the date of the Prospectus Supplement for the distribution of such Securities and before the termination of the distribution of such Securities, will be deemed to be incorporated by reference in that Prospectus Supplement for the purposes of the distribution of Securities to which the Prospectus Supplement pertains.

DOCUMENTS FILED AS PART OF THE REGISTRATION STATEMENT

The following documents have been or will be filed with the SEC as part of the registration statement on Form F-10 of which this Prospectus forms a part:

(a) the documents listed under the heading "Documents Incorporated by Reference";

(b) powers of attorney from our directors and officers, as applicable (included on the signature page to the registration statement);

(c) the consent of PricewaterhouseCoopers LLP;

(d) the consent of each expert or "qualified person" (for the purposes of NI 43-101) referred to in this Prospectus under the heading "Interests of Experts"; and

(e) the form of indenture for any Debt Securities issued hereunder.

A copy of the form of warrant indenture, subscription receipt agreement or statement of eligibility of trustee on Form T-1, as applicable, will be filed by post-effective amendment or by incorporation by reference to documents filed or furnished with the SEC under the Exchange Act.

AVAILABLE INFORMATION

In addition to our continuous disclosure obligations under the securities laws of the provinces and territories of Canada, we are subject to the informational requirements of the Exchange Act and in accordance therewith file reports and other information with the SEC. Under the MJDS, such reports and other information may be prepared in accordance with the disclosure requirements of Canada, which requirements are different from those of the United States. As a foreign private issuer, the Company is exempt from the rules under the Exchange Act prescribing the furnishing and content of proxy statements, and the Company's officers and directors are exempt from the reporting and short swing profit recovery provisions contained in Section 16 of the Exchange Act. Some of the documents that we file with or furnish to the SEC are electronically available from the SEC's Electronic Document Gathering and Retrieval system, which is commonly known by the acronym "EDGAR", and may be accessed at www.sec.gov.

The Company is concurrently filing with the SEC a registration statement on Form F-10 under the United States Securities Act of 1933, as amended, with respect to the Securities. This Prospectus, which forms a part of the registration statement, does not contain all of the information set forth in the registration statement, certain parts of which have been omitted in accordance with the rules and regulations of the SEC. For further information with respect to the Company and the Securities offered in this Prospectus, reference is made to the registration statement and to the schedules and exhibits filed therewith. Statements contained in this Prospectus as to the contents of certain documents are not necessarily complete and, in each instance, reference is made to the copy of the document filed as an exhibit to the registration statement. Each such statement is qualified in its entirety by such reference. You may refer to the registration statement and the exhibits to the registration statement for further information with respect to the Company and the Securities. See "Documents Filed as Part of the Registration Statement".

ENFORCEABILITY OF CERTAIN CIVIL LIABILITIES AND AGENT FOR SERVICE OF PROCESS

The Company is a corporation incorporated under and governed by the BCBCA. Some of the directors and officers of the Company, and some of the experts named in this Prospectus, are residents of Canada or otherwise reside outside the United States, and all or a substantial portion of their assets, and a certain portion of the Company's assets, are located outside the United States. The Company has appointed an agent for service of process in the United States, but it may be difficult for investors who reside in the United States to effect service of process upon these persons in the United States, or to enforce a U.S. court judgment predicated upon the civil liability provisions of the U.S. federal securities laws against the Company or any of these persons. There is substantial doubt whether an action could be brought in Canada in the first instance predicated solely upon U.S. federal securities laws.

Daniel Weber, Marek Dworzanowski, Anthony Sanford, Daniel Roth, Laurie Tahija, Benson Chow, Eugenio Iasillo, Kevin Bahe, Walter Mutler, Paul Kaplan, Tyler Cluff, Bruce Shannon and Rene LeBlanc, each a "qualified person" under NI 43-101 who has prepared or supervised the preparation of certain scientific and technical information contained or incorporated by reference in this Prospectus, reside outside of Canada. Six of our directors, Jonathan Evans, Dr. Yuan Gao, George Ireland, John Kanellitsas, Franco Mignacco and Xiaoshen Wang, reside outside of Canada, and each has appointed the Company as their agent for service of process in Canada at its office address: 300-900 West Hastings Street, Vancouver, British Columbia, Canada, V6C 1E5. Purchasers are advised that it may not be possible for investors to enforce judgements obtained in Canada against any person or company that is incorporated, continued or otherwise organized under the laws of a foreign jurisdiction or resides outside of Canada, even if the party has appointed an agent for service of process in Canada.

THE COMPANY

The Company was incorporated under the BCBCA on November 27, 2007 under the name "Western Lithium Canada Corporation" and changed its name to "Western Lithium USA Corporation" on May 31, 2010. The Company amended its Articles in 2013 to add advance notice requirements for the election of directors and in 2015 to give the Board of Directors the authority by resolution to alter the Company's authorized share capital and to effect amendments to the Articles, except as otherwise specifically provided in the Articles or the BCBCA. On March 21, 2016, the Company changed its name to "Lithium Americas Corp.". On November 8, 2017, the Company completed the Consolidation.

The Company's head office and registered office is located at 300-900 West Hastings Street, Vancouver, British Columbia, Canada, V6C 1E5.

BUSINESS OF THE COMPANY

The Company is a Canadian-based resource company focused on advancing lithium development projects toward production. In Argentina, the Cauchari-Olaroz Project, located in the Province of Jujuy is advancing towards first production as the largest new lithium brine operation in over 20 years, and the Pastos Grandes Project located in the Province of Salta was recently acquired in connection with the Millennial Transaction and represents regional growth opportunities for the Company. In the United States, the Thacker Pass Project is located in north-western Nevada and has received its ROD from the BLM. The Company also owns interests in other prospective lithium projects. The Company intends to focus its near-term business activities on advancing the Cauchari-Olaroz Project and the Thacker Pass Project.

Project Overview

Cauchari-Olaroz Project

The Cauchari-Olaroz Project is owned by Minera Exar, a company incorporated under the laws of Argentina. Minera Exar, in turn, is 44.8% owned by the Company, 46.7% by Ganfeng and 8.5% by JEMSE.

Minera Exar is in the midst of constructing a lithium mining and processing facility that provides for annual production of 40,000 tpa of battery-quality lithium carbonate over a 40-year life of mine. The construction program is based on a feasibility study for the project originally disclosed in a NI 43-101 technical report filed in September 2019 (and restated in the Cauchari TR filed in October 2020). The feasibility study also includes a conventional, commercially-proven brine processing technology optimized for the salar in partnership with Ganfeng to produce battery-quality lithium carbonate that can be used to meet the specifications of battery material producers in manufacturing cathode and electrolyte for lithium-ion batteries.

Thacker Pass Project

The Thacker Pass Project is located in northern Humboldt County, Nevada and hosts a large sedimentary-based lithium mineral resource and mineral reserve, as well as significant additional sedimentary-based lithium mineralization that has not yet been subject to sufficient exploration or analysis to undertake mineral resource estimation.

Pastos Grandes Project

The Pastos Grandes Project was recently acquired by the Company in connection with the Millennial Transaction. The Pastos Grandes Project is a lithium brine mineral project located in the central portion of the Salar de Pastos Grandes Basin in the Salta Province, Argentina.

Thacker Pass Project

Technical Information

Detailed scientific and technical information on the Thacker Pass Project can be found in the Thacker Pass TR that was filed with the securities regulatory authorities in each of the provinces and territories of Canada on January 31, 2023. The Thacker Pass TR has an effective date of November 2, 2022, and was prepared by Daniel Roth, P.E., P.Eng., Walter Mutler, P.Eng., Laurie Tahija, QP-MMSA, Kevin Bahe, P.E., Eugenio Iasillo, P.E., Paul Kaplan, P.E., Kevin Martina, P.Eng., Tyler Cluff, RM-SME, Benson Chow, RM-SME, and Bruce Shannon, P.E., each of whom is a "qualified person" for the purposes of NI 43-101, for those sections of the Thacker Pass TR that they are responsible for preparing.

The scientific and technical information set forth below regarding the Thacker Pass Project is derived from the Thacker Pass TR and supersedes the information contained under the heading "Description of the Business - Thacker Pass Project" in the 2021 AIF. The following summary includes certain table and section references to the Thacker Pass TR as well as certain defined terms that are defined in the Thacker Pass TR. The following summary does not purport to be a complete summary of the Thacker Pass Project and is subject to all of the assumptions, qualifications and procedures set out in the Thacker Pass TR and is qualified in its entirety with reference to the full text of the Thacker Pass TR. Readers should read this summary in conjunction with the Thacker Pass TR which is available electronically under the profile of the Company at www.sedar.com.

Project Description, Location and Access

The Thacker Pass Project hosts a large sedimentary based lithium Mineral Resource and Mineral Reserve, as well as significant additional sedimentary-based lithium mineralization that has not yet been subject to sufficient exploration or analysis to undertake Mineral Resource estimation. The Thacker Pass Project encompasses the mineral claims that were formerly referred to as the Stage I area of the Kings Valley Lithium Project and includes lithium ("Li") claystone mining at the Thacker Pass Deposit, and is located in Humboldt County in northern Nevada, approximately 100 km north-northwest of Winnemucca, about 33 km west-northwest of Orovada, Nevada and 33 km due south of the Oregon border. The area is sparsely populated and used primarily for ranching and farming.

The Thacker Pass Project area encompasses approximately 4,236 ha and lies within and is surrounded by public lands administered by the Bureau of Land Management ("BLM").

Access to the Thacker Pass Project is via the paved US Highway 95 and paved State Route 293; travel north on US-95 from Winnemucca, Nevada, for approximately 70 km to Orovada, Nevada and then travel west-northwest on State Route 293 for 33 km toward Thacker Pass to the Thacker Pass Project site entrance. Driving time is approximately one hour from Winnemucca, and 3.5 hours from Reno. On-site access is via several gravel and dirt roads established during the exploration phase.

Mineral Tenure

The Thacker Pass Project is comprised of a series of unpatented mining claims (the "Thacker Mining Claims") owned or controlled by the Company. The Company is the record owner of the Thacker Mining Claims, and the Thacker Pass Project does not include the development of the Company's unpatented mineral claims in the Montana Mountains.

Unpatented mining claims provide the holder with the rights to all locatable minerals on the relevant property, which includes lithium. The rights include the ability to use the claims for prospecting, mining or processing operations, and uses reasonably incident thereto, along with the right to use so much of the surface as may be necessary for such purposes or for access to adjacent land. This interest in the Thacker Mining Claims remains subject to the paramount title of the US federal government. The holder of an unpatented mining claim maintains a perpetual entitlement to the claim, provided it meets the obligations for maintenance thereof as required by the Mining Act of the United States of America (the Mining Act) and associated regulations.

At this time, the principal obligation imposed on the Company in connection with holding the Thacker Mining Claims is to pay an annual maintenance fee, which represents payment in lieu of the assessment work required under the Mining Act. The annual fee of $165.00 per claim is payable to the BLM, Department of the Interior, Nevada, in addition to a fee of $12.00 per claim paid to the county recorder of the relevant county in Nevada where the UM Claim is located. All obligations for the Thacker Mining Claims in Nevada, including annual fees to the BLM and Humboldt County, have been fulfilled.

The holder of unpatented mining claims maintains the right to extract and sell locatable minerals, which includes lithium, subject to regulatory approvals required under Federal, State and local law. In Nevada, such approvals and permits include approval of a plan of operations by the BLM and environmental approvals.

Royalties

Certain of the Thacker Mining Claims are subject to a 20% royalty payable to Cameco Global Exploration II Ltd. solely in respect of uranium (the "Uranium Royalty"). In addition to the Uranium Royalty and those national, state and local rates described above, the Thacker Pass Project is subject to a royalty with Orion Mine Finance Fund I (f.n.a. RK Mine Finance [Master] Fund II L.P.) ("Orion"). It is a gross revenue royalty on the Thacker Pass Project in the amount of 8% of gross revenue until aggregate royalty payments equal $22 million have been paid, at which time the royalty will be reduced to 4.0% of the gross revenue on all minerals mined, produced or otherwise recovered. The Company can at any time elect to reduce the rate of the royalty to 1.75% on notice and payment of $22 million to Orion.

Permitting and Reclamation Obligations

The Company has reclamation obligations for a small hectorite clay mine located within the Thacker Pass Project area. The financial liability for this reclamation obligation, as stipulated by the BLM, is $871,336. The Company's other environmental liabilities from existing mineral exploration work in the vicinity of the Thacker Pass Project area have a reclamation obligation totaling approximately $449,109. The Company currently holds a $1,357,520 reclamation bond with the BLM Nevada State Office.

The Thacker Pass Project is located on public lands administered by the U.S. Department of the Interior, BLM. Construction of the Thacker Pass Project requires permits and approvals from various Federal, State, and local government agencies.

Since 2008, the Company has performed extensive exploration activities at the Thacker Pass Project site under existing approved agency permits. The Company has all necessary federal and state permits and approvals to conduct mineral exploration activities within active target areas of the Thacker Pass Project site.

There are no identified issues that would prevent the Company from achieving all permits and authorizations required to commence construction and operation of the Thacker Pass Project, or that may affect access, title, or the right or ability to perform work on the property.

History

In 1975, Chevron USA ("Chevron") began an exploration program for uranium in the sediments located throughout the McDermitt Caldera, a 40km x 30km geological formation straddling the Oregon-Nevada border, which includes the Thacker Pass Project. Early in Chevron's program, the USGS (who had been investigating lithium sources) alerted Chevron to the presence of anomalous concentrations of lithium associated with the caldera. Because of this, Chevron added lithium to its assays in 1978 and 1979, began a clay analysis program, and obtained samples for engineering work, though uranium remained the primary focus of exploration. Results supported the high lithium concentrations contained in clays. From 1980 to 1987, Chevron began a drilling program that focused on lithium targets and conducted extensive metallurgical testing of the clays to determine the viability of lithium extraction.

Prior owners and operators of the property did not conduct any commercial lithium production from the Thacker Pass Project.

Geological Setting, Mineralization and Deposit Types

Geological Setting

The Thacker Pass Project is located within the McDermitt Volcanic Field, a volcanic complex with four large rhyolitic calderas that formed in the middle Miocene. Volcanic activity in the McDermitt Volcanic Field occurred simultaneously with voluminous outflow of the earliest stages of the approximately 16.6 Ma to 15 Ma Columbia River flood basalt lavas. This volcanic activity was associated with impingement of the Yellowstone plume head on the continental crust. Plume head expansion underneath the lithosphere resulted in crustal melting and surficial volcanism along four distinct radial swarms centered around Steens Mountain, Oregon.

The McDermitt Volcanic Field is located within the southeastern-propagating swarm of volcanism from Steens Mountain into north-central Nevada. The Thacker Pass Project is located within the largest and southeastern most caldera of the McDermitt Volcanic Field, the McDermitt Caldera.

Mineralization

The Thacker Pass Deposit sits sub-horizontally beneath a thin alluvial cover at Thacker Pass and is partially exposed at the surface. The Thacker Pass Deposit contains the targeted multi-phase mining development of the Thacker Pass Project. It lies at relatively low elevations (between 1,500 m and 1,300 m) in caldera lake sediments that have been separated from the topographically higher deposits to the north due to post-caldera resurgence and Basin and Range normal faulting. Exposures of the sedimentary rocks at Thacker Pass are limited to a few drainages and isolated road cuts. Therefore, the stratigraphic sequence in the deposit is primarily derived from core drilling.

The sedimentary section, which has a maximum drilled thickness of about 160 m, consists of alternating layers of claystone and volcanic ash. Basaltic lavas occur intermittently within the sedimentary sequence. The claystone comprises 40% to 90% of the section. In many intervals, the claystone and ash are intimately intermixed. The claystones are variably brown, tan, gray, bluish-gray and black, whereas the ash is generally white or very light gray. Individual claystone-rich units may laterally reach distances of more than 152 m, though unit thickness can vary by as much as 20%. Ash-rich layers are more variable and appear to have some textures that suggest reworking. All units exhibit finely graded bedding and laminar textures that imply a shallow lacustrine (lake) depositional environment.

Surficial oxidation persists to depths of 15 m to 30 m in the moat sedimentary rock. Oxidized claystone is brown, tan, or light greenish-tan and contains iron oxide, whereas ash is white with some orange-brown iron oxide. The transition from oxidized to unoxidized rock occurs over intervals as much as 4.5 m thick.

The moat sedimentary section at Thacker Pass overlies the hard, dense, indurated intra-caldera Tuff of Long Ridge. A zone of weakly to strongly silicified sedimentary rock, the Hot Pond Zone ("HPZ"), occurs at the base of the sedimentary section above the Tuff of Long Ridge in most of the cores retrieved from the Thacker Pass Deposit. Both the HPZ and the underlying Tuff of Long Ridge are generally oxidized.

Clay in the Thacker Pass Deposit includes two distinctly different mineral types, smectite and illite, based on chemistry and X-ray diffraction ("XRD") spectra. Clay with XRD spectra that are indicative of smectite (12 - 15 Å basal spacing) occurs at relatively shallow depths in the deposit. Smectite drill intervals contain roughly 2,000 - 4,000 ppm Li. The chemistry and structure of the smectite at McDermitt is most similar to hectorite, a subtype of smectite (Na0,3(Mg,Li)3Si4O10(OH)2), though chemically the clay is intermediate between hectorite and two other smectites, stevensite and saponite. Supported hectorite clay occurs elsewhere in the McDermitt Caldera and has been documented by several authors.

The smectite clay concentrates at Thacker Pass have a lithium content similar to hectorite clay concentrate at Hector, California (around 5,700 ppm Li; and higher than the average of all clay concentrates at Clayton Valley, Nevada (approximately 3,500 ppm Li average). The illite clay concentrates at Thacker Pass contain approximately twice the concentration of lithium as the hectorite concentrate from Hector, California and approximately three times the concentration of lithium from clay concentrates in Clayton Valley, Nevada.

Deposit Types

Lithium enrichment (>1,000 ppm Li) in the Thacker Pass Deposit and deposits of the Montana Mountains occur throughout the caldera lake sedimentary sequence above the intra-caldera Tuff of Long Ridge. Assay data from the 2017 exploration drilling program indicates that the Lithium-enriched interval is laterally extensive throughout the southern portion of the caldera The deeper illite-rich portion of the sedimentary sequence contains higher lithium than the shallower, smectite-rich portion. The uplift of the Montana Mountains during both caldera resurgence and Basin and Range faulting led to increased rates of weathering and erosion of a large volume of caldera lake sediments. As a result, much of the sediments in the Montana Mountains have eroded away.

South of the Montana Mountains in the Thacker Pass Deposit, caldera lake sediments dip slightly away from the center of resurgence. Because of the lower elevations in Thacker Pass, a smaller volume of the original caldera lake sedimentary package eroded south of the Montana Mountains. As a result, the thickness of the sedimentary package increases with distance from the Montana Mountains. The proposed open-pit mining activity is concentrated just south of the Montana Mountains in Thacker Pass where lithium enrichment is close to the surface with minimal overburden.

Caldera lake sediments of the McDermitt Caldera contain elevated Li concentrations compared to other sedimentary basins. Although the exact genesis of the Li enrichment processes is not fully understood, exploration activities have been based on the caldera lake model described above. Exploration results support the proposed model and have advanced the understanding of the geology of the Thacker Pass Deposit.

Exploration

Prior to the 2010 drilling campaign, exploration consisted of:

a) geological mapping to delineate the limits of the McDermitt Caldera moat sedimentary rocks, and

b) drilling to determine grade and location of mineralization.

Survey work was completed prior to 1980 under Chevron's exploration program. Most of the Thacker Pass Project area has been surveyed by airborne gamma ray spectrometry, in search of minerals such as uranium. Anomalously high concentration of lithium was discovered to be associated with the caldera. Lithium became the primary focus of exploration from 2007 onward.

A collar survey was completed by the Company for the 2007-2008 drilling program using a Trimble GPS (Global Positioning System). At that time the NAD 83 global reference system was used. Comparing the Company's survey work with that done by Chevron showed near-identical results for the easting and northings, elevations were off by approximately 3 m and were corrected in order to conform with earlier Chevron work.

The topographic surface of the Thacker Pass Project area was mapped by aerial photography dated July 6, 2010. This information was obtained by MXS, Inc. for the Company. The flyover resolution was 0.35 m. Ground control was established by Desert-Mountain Surveying, a Nevada licensed land surveyor, using Trimble equipment. Field surveys of drill hole collars, spot-heights and ground-truthing were conducted by Mr. Dave Rowe, MXS, Inc., a Nevada licensed land surveyor, using Trimble equipment.

In addition to drilling in 2017, the Company conducted five seismic survey lines. A seismic test line was completed in July 2017 along a series of historic drill holes to test the survey method's accuracy and resolution in identifying clay interfaces. The seismic results compared favorably with drill logs, and illustrated that the contact between the basement (intracaldera Tuff of Long Ridge) and the caldera lake sediments (lithium resource host) slightly dips to the east.

Drilling

The Thacker Pass Deposit area has been explored for minerals since the 1970s under three different drilling campaigns. Exploration began with Chevron using rotary and coring drilling methods. The Company performed two subsequent drilling campaigns in 2007-2010 and 2017-2018. The Company's drilling campaigns consisted of a combination of HQ, PQ, RC, and sonic coring and drilling methods.

In 2008, the Company drilled five confirmation HQ core drill holes (Li-001 through Li-005) to validate the Chevron drilling results. Five historic Chevron drill holes that are broadly distributed across the Montana Mountains were selected to twin. Results demonstrated that the Chevron assay data was reliable enough to guide further exploration work. These holes were not used in the resource estimation.

The Company conducted exploration drilling in June 2017, drilling 22 widely spaced HQ core holes. Results of this work helped expand the known resource to the northwest of the 2009-2010 drilling, identify a target south of the highway in an area designated the Southwest Basin (SW Basin), and further understand the local geology across Thacker Pass. All anomalous amounts of lithium occurred in clay horizons.

227 holes from the 2007-2010 campaigns and 139 holes from the 2017-2018 campaigns were used in the 2022 Mineral Resource in this report, including results from infill drilling unavailable at the time of the 2018 Mineral Resource estimate and results from holes outside the area modeled in the 2018 Mineral Resource estimate.

The table below lists a summary of holes drilled.

Drill Holes Provided in Current Database for the Thacker Pass Deposit

Drilling Campaign	Number Drilled	Type	Hole IDs in Database	Number used in Resource Model
Chevron	24	Rotary	PC-84-001 through PC-84-012, PC-84-015 through PC-84-026	0
	1	Core	PC-84-014c	0
LAC 2007-2010	230	HQ Core	WLC-001 through WLC-037, WLC-040 through WLC-232	227
	7	PQ Core	WPQ-001 through WPQ-007	0
	5	HQ Core	Li-001 through Li-005	0
	8	RC	TP-001 through TP-008	0
	2	Sonic	WSH-001 through WSH-002	0
LAC 2017-2018	144	HQ Core	LNC-001 through LNC-144	139

Past and modern drilling results show lithium grade ranging from 2,000 ppm to 8,000 ppm lithium over great lateral extents among drill holes. There is a fairly continuous high-grade sub-horizontal clay horizon that exceeds 5,000 ppm lithium across the Thacker Pass Project area. This horizon averages 1.47 m thick with an average depth of 56 m down hole. The lithium grade for several meters above and below the high-grade horizon typically ranges from 3,000 ppm to 5,000 ppm lithium. The bottom of the deposit is well defined by a hydrothermally altered oxidized ash and sediments that contain less than 500 ppm lithium, and often sub-100 ppm lithium (HPZ). All drill holes except two, are vertical which represent the down hole lithium grades as true-thickness and allows for accurate resource estimation.

Sampling, Analysis and Data Verification

This section describes those activities completed for the Company's drilling campaigns from 2007-2018.

Sample Preparation

Drilled core was securely placed in core boxes and labelled at site. The boxes of drilled core were then transported to the Company's secure logging and sampling facility in Orovada, Nevada, where they were lithologically logged, photographed, cut, and sampled by Company employees and contractors.

Sample security was a priority during the drilling campaigns. Core from the drill site was collected daily and placed in a lockable and secure core logging and sampling facility (steel-clad building) for processing. All logging and sampling activities were conducted in the secured facility. The facilities were locked when no one was present.

The lengths of the assay samples were determined by the geologist based on lithology. From 2007 to 2011 certain lithologies associated with no lithium value were not sampled for assay. These rock types are alluvium, basalt, HPZ and volcanic tuff. All drilled core collected in 2017 and 2018 was sampled for assay. Average assay sample length is 1.60 m but is dependent on lithology changes. The core was cut in half using a diamond blade saw and fresh water. Half the core was placed in a sample bag and the other half remained in the core boxes and stored in the Company's secure facility in Orovada.

To collect duplicate samples, one half of the core would be cut in half again, and the two quarters would be bagged separately. Each sample was assigned a unique blind sample identification number to ensure security and anonymity. The samples were either picked up by ALS Global of Reno, Nevada ("ALS") by truck or delivered to ALS in Reno, Nevada by Company employees.

Once at ALS, the samples were dried at a maximum temperature of 60ºC. The entire sample was then crushed with a jaw crusher to 90% passing a 10 mesh screen. Nominal 250-gram splits were taken for each sample using a riffle splitter. This split is pulverized using a ring mill to 90% passing a 150 mesh screen.

Analysis

ALS was used as the primary assay laboratory for the Company's Thacker Pass drill program. ALS is an ISO/IEC 17025-2017-certified Quality Systems Laboratory. ALS participates in the Society of Mineral Analysts round-robin testing, and is an independent laboratory without affiliation to the Company.

ALS used their standard ME-MS61 analytical package for testing of all of the Company's samples collected. This provides analytical results for 48 elements, including lithium. The method used a standard four-acid digestion followed by an atomic emission plasma spectroscopy (ICP-AES) analysis to ensure that elevated metal concentrations would not interfere with a conventional inductively coupled plasma mass spectroscopy (ICP-MS) analysis. Certified analytical results were reported on the ICP-MS determinations.

Quality control measures and data verification procedures

In 2010-2011, for every 34 half core samples, the Company randomly inserted two standard samples (one 3,378 ppm grade and 4,230 ppm grade), one duplicate sample, and one blank sample. The 2017-2018 quality program was slightly modified to include a random blank or standard sample within every 30.48 m interval and taking a duplicate split of the core (¼ core) every 30.48 m.

The total number of blank, duplicate, and standard samples analyzed by the laboratory during the Company's drilling campaign in Thacker Pass from the 2010-2011 drilling campaign was 9.5% of the total samples assayed. The Company's 2017-2018 drilling campaign averaged 11.1% of the total samples assayed. Assaying for all drilling averaged 10.1% check samples. This does not include ALS internal check and duplicate samples.

ALS also completed their internal QA/QC program which included blanks, standards and duplicates throughout the Company's exploration programs for lithium and deleterious elements including aluminum, calcium, cesium, iron, potassium, magnesium, sodium and rubidium. The standards used by ALS and the ALS QA/QC programs have been reviewed by the QP and were utilized in the QA/QC review.

The 2010 sampling program was initially seeing a 6% failure rate of the QA/QC samples where 17% of the 4,230 Li standards were returning lithium grades exceeding three standard deviations of their tested median grade. ALS began using a new higher-grade lithium standard to improve the calibration of their ICP. Following the improved calibration process, the Company selected the 16 highest lithium values from drill holes WLC-001 through WLC-037 and WLC-040 through WLC-200 to be re-assayed. The samples were sent to both ALS and Activation Laboratories ("ActLabs") in Ancaster, Ontario Canada for lithium assays. The re-assay grade for ALS and ActLabs was 5% and 3% lower than the original assay, respectively. It was concluded that the overall deposit estimate may be lower by at most 2% to 3%. For further assurance, ActLabs was chosen to run lithium assays on 112 random duplicate pulps generated by ALS in April 2011. The results were within 3% of ALS certified lithium grade.

The 2017-2018 sampling programs had consistent quality control results for the duration of the campaigns. Duplicate samples returned with an R2 value of 0.9827, indicating a high-level of precision in the sampling and laboratory techniques and supporting the validity of QA/QC protocols. The duplicate grades extend from 13 ppm lithium to 7,500 ppm lithium. In addition, the blank and standards sample quality programs indicated that the accuracy and precision of the analytical process provides results that can be relied on for resource estimation.

Data Verification

Excel formatted electronic files containing lithological descriptions, sample assays, hole collar information, and downhole surveys were provided to Sawtooth Mining by the Company for the purpose of generating a geologic resource block model. Certified laboratory certificates of assays were provided in PDF as well as csv formatted files for verification of the sample assays database. Sample names, certificate identifications, and run identifications were cross referenced with the laboratory certificates and sample assay datasheet for spot checking and verification of data by the QP.

Geologic logs were consolidated from paper archives and scanned PDFs on the Company's network drives. In 2016, each drill log was transcribed into a spreadsheet using the smallest lithologic interval identified in the log to create the highest resolution dataset possible. Subsequent geologic loggings of drill cores were entered directly into either an Access database or Excel spreadsheets. The data was then uploaded into the Company's Hexagon Mining Drill Hole Manager database.

Geologic logs, Access databases, and Excel spreadsheets were provided to Sawtooth Mining for cross validation with the excel lithological description file. Spot checks between excel lithological description file were performed against the source data and no inconsistencies were found with the geologic unit descriptions. Ash percentages were checked in the lithological descriptions and a minor number of discrepancies were found in the ash descriptions. It was determined that less than 0.7% of the ash data contained discrepancies in the lithological description. The QP determined that this 0.7% database error was not material but noted that it should be addressed in the future.

The QP located and resurveyed 18 drill holes using a hand-held GPS unit to verify the coordinates and elevations of the drill hole survey database. The surveyed holes matched the coordinates and elevation of the hole survey provided by the Company closely where the actual drill holes could be found.

The QP completed spot checks of the Excel assays datasheet used in the creation of the geologic block model by cross-referencing the assay data with the certified laboratory certificate of assays. Only HQ core holes were reviewed since HQ cores were the only holes used for the estimation of resources. No data anomalies were discovered during this check.

The QP collected samples during the Company's 2022 auger bulk sampling program for independent verification of the lithium clay/ash grades. The samples were delivered to ALS in Reno, NV for processing and analysis. Distribution of the lithium grades from the independent verification shows distribution of grades similar to what has been reported from the drill core assays.

The shallow and massive nature of the Thacker Pass deposit makes it amenable to open-pit mining methods. Per uniaxial compression strength studies done by WorleyParsons (Mar. 2018) and AMEC (May 2011), it was determined that mining of the ore clay body can be done without any drilling and blasting. Additionally, the Company was able to excavate a test pit without any drilling and blasting. Only the basalt waste material will require blasting. The mining method assumes hydraulic excavators loading a fleet of end dump trucks.

Mineral Processing and Metallurgical Testing

Extensive metallurgical and process development testing has been performed both internally at the Company's Process Testing Center ("PTC") and externally with both vendors and contract commercial research organizations. The main objective was to develop a viable and robust process flowsheet to produce battery grade lithium chemicals.

Ore Collection for Metallurgical Testing

The ore samples used for metallurgical testing were collected from the proposed pit at the Thacker Pass deposit. Two sampling campaigns were conducted using an auger drill, one in August 2018 and another in October 2019, collecting approximately 80 t of sample in bulk bags per campaign. Bulk sample holes were selected to target both high and low lithium contents, different clay types, and the life of mine mineralogy of both clay types.

The holes were drilled with a 32-inch bucket auger bit. Once the bucket was full, the sample was transferred to a bulk bag and labeled. Every bulk bag holds roughly 1.5 to 2 ft of material depth in each hole; this is equivalent to approximately 0.9 t of material.

The samples spatially represent the mineralized deposit. The location of the sampling was selected to collect samples that are representative of the various types and styles of mineralization of the whole deposit, namely both the upper and lower depths. Half the selected hole locations were in undisturbed upper smectite horizons, and half the holes in uplifted faulted blocks that represent deeper illite clay horizons.

Metallurgical Test Work - Beneficiation

Samples of both clay types, hard ash (intermittent layers in the clay deposit) and limestone from local sources were submitted for materials characterization testing by Hazen and FLSmidth, Inc. Specifically, Bond ball mill work index, Bond abrasion index, Bond impact work index ("CWi"), and unconfined compressive strength were measured.

The clay samples had very low work indices, and both are considered "soft" within the Hardness/Resistance to breakage ranges (CWi <10). The impact energy was also low. The hard ash and limestone samples are also considered as "soft" materials per the Bond impact work index values.

Results from this analysis were used to appropriately design and size the feeder breakers and mineral sizers to reduce run-of-mine ("ROM") material down to the target size to feed downstream unit operations.

Lithium is highly concentrated in the clay fraction, while gangue material has minimal lithium value. This is confirmed by analysis of ore samples via Sensitive High Resolution Ion Microprobe, where lithium concentration is as high as 1.81 wt.% in the clay regions located in the boundaries of detrital grains.

Attrition scrubbing (a form of high intensity slurry mixing) has proven to be an effective technique to liberate lithium bearing clay from gangue material (detrital grains). The scrubber imparts enough energy to disperse clays to fine particles while leaving harder gangue minerals in the larger size fractions.

Attrition scrubbing tests at the Company's PTC were done on illite, smectite, and mixtures thereof at various slurry densities and residence times. The discharge slurries were wet screened and assayed by size fraction to quantify mass and elemental distribution. Test results showed that optimum scrubbing conditions were achieved at 30% solids slurry density and 10 minutes residence time. At higher percent solids the slurry becomes too viscous for efficient scrubbing, and longer residence times result in overgrinding of coarse gangue. Depending on the clay blend, 88-96% of the lithium was located in particles smaller than 38 µm after scrubbing, while 79-66% of the total mass was in the same size fraction. This demonstrates that attrition scrubbing can be effective to separate lithium-containing clays from coarse gangue material.

In the process flow sheet, conventional cyclones will be utilized to achieve approximately 75 µm separation from the attrition scrubbing product. The cyclone overflow containing the major fraction of the minus 75 µm material will be directed to a thickener. The underflow from the cyclone, containing residual fines and coarse gangue will be processed through a hydraulic classifier. The hydraulic classifier overflow will be directed to the thickening stage and the underflow will be dewatered, then sent to a coarse gangue stockpile for use in mine reclamation.

Based on mine plan optimization to maximize recoverable lithium, the resultant blend to feed the plant averages 59% illite and ranges between 30 to 70%, with the remaining amount as smectite. At 75 µm approximately 4% of lithium and 28% of the total mass should report to the hydraulic classifier underflow stream as coarse gangue. The test data indicate that cross flow type separators provide an appropriate particle size separation technology. Industrial units for the flowsheet were based on material flows and a 75 µm target separation size.

After classification, the clay fines are directed to a thickener to dewater and increase the percentage of solids ahead of the leaching process. The objective is to feed the leaching circuit with the highest percent solids slurry. This will allow for recovery of the maximum amount of water that can be recycled back to attrition scrubbing and classification circuits. This reduces the amount of water to be evaporated downstream. The maximum thickener underflow densities achieved in test work ranged from 20 to 39% solids.

Three illite and three smectite sample sets were sent to vendors for thickening studies (Andritz Separation Technologies, FLS, and Westech). A variety of flocculants and dosages were tested by each to determine and optimize settling rates, underflow densities, flocculant dosage rates, and scale-up parameters. Results from each independent study were closely aligned, with each vendor determining a similar achievable underflow density, flocculant type and dose.

Results from the thickening tests indicate that a feed density of 3-8% followed by flocculant dosing of 200 g/t can achieve a varying discharge density of 20-39% solids in the underflow. Since none of the results indicated that clay slurry could be thickened to the target density, decanter centrifuges were considered for additional dewatering after the thickener. For design purposes, a high-rate thickener was selected with a target underflow density of 20-25% solids.

Representative samples of illite and smectite thickened clay slurry were provided to vendors for bench scale decanter centrifuge testing (GEA and Andritz Separation Technologies). Both vendors tested different operating conditions, such as slurry feed density, g-force, and flocculant dosing. Test work confirmed that thickener underflow could be further dewatered to produce slurry densities around 50% solids (49% on average).

Large-scale piloting was performed with Weir Minerals in partnership with Florida Engineering and Design, Inc. with the objective of confirming that the selected flowsheet meets Project requirements. The key parameters to be confirmed were coarse gangue rejection, lithium recovery, and pulp density of the decanter centrifuge final product sludge.

Solid - Liquid Separation Circuit

Based on test data, a final product of approximately 55% solids (by weight) from the decanter centrifuge can be expected. The particle size distribution in the thickener underflow was in a 90-95% range passing 75 microns. This particle size distribution is finer than the target size of 80% passing 75 microns.

Leaching and Neutralization

The concentrate product from the classification circuit is directed to the leach circuit. Lithium contained in clay rich leach feed is dissolved with sulfuric acid in agitated leach tanks. The Company has performed extensive leach testing on material collected from various locations throughout the deposit. Over 100 large leach batch tests were performed in 0.38 m3 tanks. Approximately 0.36 t of slurry were processed per batch. Different clay compositions and sulfuric acid doses were tested to determine the lithium leach extraction, kinetics, and sulfuric acid requirement to maximize lithium extraction. The lithium leach extraction data for all batches was selected by lithium grade (≥2,500 ppm) after removal of coarse gangue and design acid dose.

After slurry is leached, residual acid is neutralized to raise the pH to precipitate most of the aluminum and iron in solution. The Company plans to obtain limestone from nearby sources.

Large batch neutralization tests have also been performed using both CaCO3 and recycled magnesium precipitate (magnesium hydroxide/calcium sulfate solids), as currently designed in the flow sheet. In these tests, pulverized limestone was added to a target pH ~3.5, then a slurry containing magnesium precipitation solids was added to a target pH of ~7. This simulates the two-stage neutralization circuit. It has been confirmed over multiple batches that the magnesium solids are effective as a neutralization reagent and capable of bringing the final slurry pH to a target range of 6-7. Testing has confirmed that at the end of neutralization, aluminum and iron are almost completely removed.

Magnesium and Calcium Removal

Magnesium is removed in a primary stage of crystallizers designed to crystallize as much magnesium as possible in the form of hydrated magnesium sulfate (MgSO4*xH2O) salts where x varies with temperature. A critical aspect of magnesium sulfate crystallization is to avoid lithium losses to the salts, because at a threshold concentration of lithium and potassium in solution, lithium can form a double salt with potassium. Therefore, understanding the LiKSO4 phase boundary limit is essential to operate the magnesium crystallizers effectively. The Company, with the assistance of a research partner, has mapped this boundary using in-situ real time monitoring tools during crystallization of brine solutions generated at the PTC. The Company now has a custom phase diagram specific to Thacker Pass brines.

In addition to the fundamental studies in progress, continuous bench and pilot scale test work on neutralized brine solution produced by the Company has been performed. The objective of these scoping studies was to verify the maximum amount of magnesium that can be removed without lithium losses. At optimum conditions, crystallization was able to remove on average 79% of the incoming magnesium without lithium precipitation. This has been verified by other independent testing. Crystals were relatively large and easy to wash/dewater and remove via centrifugation.

The calcium removal step takes place in reactor clarifiers, where soda ash (Na2CO3) is added to form a solid calcium carbonate (CaCO3) precipitate. Test work was performed to determine soda ash dose and clarifier sizing (Westech, 2021a). The resultant solution had less than 20 mg/L of Ca remaining.

Lithium Carbonate Production

The brine feeding the lithium carbonate (Li2CO3) purification circuit primarily contains lithium, sodium, and potassium sulfate. The objective is to produce high quality battery grade lithium carbonate.

The Li2CO3 purification circuit is comprised of three stages: primary Li2CO3 crystallization, bicarbonation, and secondary Li2CO3 crystallization. Each stage has been tested (Veolia, 2020). In the 1st stage, soda ash (Na2CO3) is added to the brine in stoichiometric excess to precipitate Li2CO3 and form crystals. The crystals collected in the first stage were analyzed to be 95.8 wt% Li2CO3. A target of ≥99.5 wt% for battery grade indicated that a second stage purification is necessary to remove impurities.

The Li2CO3 crystals collected from the 1st stage were re-slurried with water and then transferred to a reactor where carbon dioxide (CO2) gas was continuously metered at controlled temperature and pressure. This reaction converts Li2CO3 to highly soluble lithium bicarbonate (LiHCO3). Solid impurities were removed in a filtration step.

The filtered brine was then fed to a 2nd stage reactor, where it was heated to thermally degas CO2 and precipitate Li2CO3. After separating and washing the crystals, a product with > 99.5 wt.% was obtained. The crystals were of sufficient size for efficient solids/liquid separation with little to no agglomerates present. The bicarbonate filtration step is critical to keep contaminants within battery product specification.

To further validate the process design, pilot Li2CO3 purification testing was performed by Aquatech International on brine generated from Thacker Pass clay. The test program was designed to simulate the commercial circuit and included all stages of purification and all primary recycle streams. They demonstrated the ability to produce lithium carbonate at both the purity (>99.5 wt%) and recovery (>96.0%) as defined in the basis of design. Other key design criteria, equilibrium concentrations, reagent consumptions, and power demand were also verified throughout the test campaign.

Tailings

Numerous geotechnical tests have been completed on tailings material generated from the Company's process testing centre. Based on this testing, stability analysis modeling has shown a stable landform can be constructed when the tailings are compacted near optimum moisture content.

Beneficiation and Leaching Variability Study

The primary objective of the leach variability study was to confirm that materials from depth in the Thacker Pass deposit provide a similar metallurgical response to the beneficiation and leach processes. Composite samples representative of the first five years of production were procured for bench scale testing.

The beneficiation (attrition/scrubbing and classification) process was simulated in the laboratory to generate leach feed slurry from each composite representing various years of production. The coarse gangue removed (+75 microns) was quantified and lithium losses were evaluated. Representative test charges of leach feed (-75 microns) were generated and leached using standard leach parameters previously defined for the Thacker Pass Project. The results from this study were used to verify the leach extraction model accuracy.

Samples were collected to geospatially represent the first five years of mine life. Twenty-one composite samples were prepared at a 70/30 illite to smectite ratio to match the mine plan. The samples were then slurried at 40% solids, attrition scrubbed for 10 minutes, and wet screened at 75-micron to remove coarse gangue. The resulting minus 75-micron slurry was then adjusted to match the design leach feed slurry density (34% solids). Removal of coarse gangue resulted in upgrading of the leach feed. Leach feed slurry lithium concentration ranged from 4,246 ppm to 6,974 ppm and magnesium from 5.7% to 8.9%. Leach testing was performed in both open cycle and locked cycle to evaluate potential hindering of leaching efficiency by elevated concentrations of dissolved salts. To simulate the level of saturation in the leach process, salts were added to the leach feed (based on the Aspen material balance) prior to leaching. The level of saturation in the leach process did not appear to impact the level of lithium extraction obtained in the composite samples evaluated.

Coarse gangue removal in wet screening ranged from 26% to 41% with a 34% average. This very closely matches the life of mine predicted ash content in the run of mine and in the design. Lithium losses in wet screening ranged from 4% to 23% with a 9% average which is very close to the process design criteria of 8%.

Five of the 21 samples were leached in both open and locked cycle with no significant difference in extraction observed. The remainder of the study was performed in locked cycle. Three samples were leached in triplicate to measure reproducibility of the experiments. All three samples demonstrated reproducible results with standard deviations ranging from 0.9% to 1.5%. Lithium leach extraction ranged from 85.8% to 97.0% with an average of 90.8%. Samples were sent to ALS for quality assurance. Results compared closely with those analyzed by the Company.

The data from the leach variability study was then added to the 37 pilot plant sample dataset used for the empirical correlation. Two samples from the original dataset were statistically identified as outliers owing to extremely high aluminum. The regression was then repeated and resulted in a more accurate model with only 1% less extraction when compared with the leach variability samples. The results from this study demonstrate that the lithium extraction is independent of depth in the deposit.

Metallurgical Test Work Conclusions

Since 2017, the Company has performed extensive metallurgical and process development testing, both internally and externally. Based on results of this test work, the following was established:

  Attrition/Scrubbing 10-minute retention time at 30-40% solids density is suitable for separating lithium bearing clay from coarse gangue. A two-stage circuit (mild + intense) was used for design purposes.

  A separation size of 75 microns is suitable to minimize lithium losses reporting to rejected coarse gangue mineralization.

    An estimated 8% lithium loss to coarse gangue is assumed.

  Approximately 34% of ROM material mass is rejected as coarse gangue (average life of mine, based on ash content).
  Two stages of solid - liquid separation (thickener and centrifuge decanter) are required to achieve desired solids density for generation of upgraded slurry for leaching. The classification circuit thickener underflow terminal density is estimated at 20-25%. The centrifuge paste solids density is estimated in a 55% range.

  Sulfuric acid dosage required to achieve an acceptable level of leach extraction is estimated at 0.49 t of sulfuric acid per tonne of leach feed.

  The actual dosage evaluated in the laboratory was 490 kg acid/tonne solids.

  The expected lithium leach extraction is estimated to be in an 85 to 87% range over the life of mine. This level of leach extraction is supported by the bench scale metallurgical data developed in the variability study.
  Limestone slurry and magnesium precipitation solids proved to be suitable for pH adjustment in the neutralization circuit.

  A seven-stage counter current decantation ("CCD") and filtration circuit was evaluated. The seven stage CCD coupled with pressure filtration step without cake washing stage provides an acceptable wash efficiency and will minimize lithium loss to the neutralized leached residue.

  Magnesium sulfate (MgSO4) crystallization can effectively remove on average 79% of magnesium.

  Lithium carbonate (Li2CO3) purification requires three stages to ensure that a battery quality LC will be produced.

Mineral Resource and Mineral Reserve Estimates

Mineral Resource Estimates

The unpatented mining claims owned by the Company in the Montana Mountains are not part of the Thacker Pass Project.

Only HQ core samples subject to the Company's QA/QC programs and assayed by ALS Reno, Nevada, were used to estimate the resource.

366 drill holes were used in development of the resource block model. All drill holes used for the grade model except WLC-058 are essentially vertical (88.8 degrees to 90 degrees). Regular downhole gyro surveys were conducted to verify this. All mineralization thicknesses recorded are treated as true thicknesses.

All drill holes used for grade estimation were standard HQ core, drilled using standard techniques by Marcus & Marcus Exploration Inc., now known as Timberline Drilling Inc. Core is stored at a secure logging facility while being processed, then locked in CONEX containers or a warehouse after sampling was completed.

Geological Model

A Vulcan ISIS database was designed and populated with native geologic data from Excel datasheets containing drill hole assays, collars, lithological, and survey data which were exported from the Company's Torque database.

Alluvium (Qal) and basalt bodies were modeled through inverse distance in a gridded model with their surfaces triangulated and imported into the block model to flag representative blocks. Basement was mapped as the HPZ, basal basalt, or bottom of the mineralized zone and is shown as the low Li basal unit in cross-sectional views. No grade was interpolated into this unit. The remaining blocks were coded as ore which represents the clay/ash lithologies.

The statement of Mineral Resources for the Thacker Pass Project with an effective date of November 2, 2022 are presented in the table below. Mineral Resources are reported inclusive of Mineral Reserves.

Mineral Resources Estimate as of November 2, 2022

Category	Tonnage (Mt)	Average Li (ppm)	Lithium Carbonate Equivalent (Mt)
Measured	534.7	2,450	7.0
Indicated	922.5	1,850	9.1
Measured & Indicated	1,457.2	2,070	16.1
Inferred	297.2	1,870	3.0

Notes:

1. The Qualified Person who supervised the preparation of and approved disclosure for the estimate is Benson Chow, P.G., SME-RM.

2. Mineral Resources that are not Mineral Reserves do not have demonstrated economic viability.

3. Mineral Resources are inclusive of 217.3 million metric tonnes (Mt) of Mineral Reserves.

4. Mineral Resources are reported using an economic break-even formula: "Operating Cost per Resource Tonne"/"Price per Recovered Tonne Lithium" * 10^6 = ppm Li Cutoff. "Operating Cost per Resource Tonne" = US$88.50, "Price per Recovered Tonne Lithium" is estimated: ("Lithium Carbonate Equivalent (LCE) Price" * 5.323 *(1 - "Royalties") * "Recovery". Variables are "LCE Price" = US$22,000/tonne Li2CO3, "Royalties" = 1.75% and "Recovery" = 73.5%.

5. Presented at a cutoff grade of 1,047 ppm Li.

6. A resource economical pit shell has been derived from performing a pit optimization estimation using Vulcan software.

7. The conversion factor for lithium to LCE is 5.323.

8. Applied density for the mineralization is 1.79 t/m3.

9. Measured Mineral Resources are in blocks estimated using at least six drill holes and eighteen samples within a 262 m search radius in the horizontal plane and 5 m in the vertical direction; Indicated Mineral Resources are in blocks estimated using at least two drill holes and six to eighteen samples within a 483 m search radius in the horizontal plane and 5 m in the vertical direction; and Inferred Mineral Resources are blocks estimated with at least two drill holes and three to six samples within a search radius of 722 m in the horizontal plane and 5 m in the vertical plane

10. Tonnages and grades have been rounded to accuracy levels deemed appropriate by the QP. Summation errors due to rounding may exist.

Potential risk factors that could affect the Mineral Resource estimates include but are not limited to large changes in the market pricing, commodity price assumptions, material density factor assumptions, future geotechnical evaluations, metallurgical recovery assumptions, mining and processing cost assumptions, and other cost estimates could affect the pit optimization parameters and therefore the cutoff grades and Mineral Resource estimates.

Mineral Reserve Estimates

This section contains forward-looking information related to the Mineral Reserves estimates for the Thacker Pass Deposit. The material factors that could cause actual results to differ from the conclusions, estimates, designs, forecasts or projections include geological modeling, grade interpolations, lithium price estimates, mining cost estimates, and final pit shell limits such as more detailed exploration drilling or final pit slope angle. The reference point at which the Mineral Reserves are defined is at the point where the ore is delivered to the run-of-mine feeder. Reductions attributed to plant losses have not been included in the Mineral Reserve estimate.

The Mineral Reserve estimate relies on the resource block model prepared by the QP.

Pit Optimization

The EIS pit shell was developed on the Li2CO3 pricing of $5,400/t and cost values from the PFS report. The cost and pricing used are shown in the table below. The pit shell was developed using Vulcan's Pit Optimization and Automated Pit Developer. The EIS pit area was limited by a few physical boundaries, including:

  The west boundary was limited by the Thacker Pass Creek.

  A limit line was set to keep the pit shell from breaking into the water shed.

  The northern boundary was predominately limited by the Montana Mountains.

  The east and south boundaries were limited by mine facilities, waste facilities, process plant, and SR 293.

Pit Optimizer Parameters

Parameter	Unit	Value
Li2CO3	US$/t	5,400
Ore Processing Cost	US$/t ROM	55.00
Process Recovery	%	84
Mining Cost for Ore	US$/t	2.80
Mining Recovery Factor	%	95
Note: Cost estimates and Lithium price are as of 2018

Mineral Reserves and Cutoff Grade

The estimate of Mineral Reserves is based on mining within an approved permitted pit shell developed in 2019 for the Environmental Impact Statement ("EIS"), a 40-year mine life with a total plant leach ore feed of 154.2 million dry tonnes and a cutoff grade of 1.533 kilograms of lithium recovered per run-of-mine tonne. The leach ore feed is the ROM dry tonnes less the ash tonnes.

The cutoff grade was estimated for each block in the model as discussed in the section below. The blocks were sorted based on the cutoff grade from high to low and then the leach ore tonnes were added together until the total leach ore feed tonnes were met. These blocks were labeled as mine_ore and were used in the mine scheduler.

Waste

Waste consists of various types of material: basalt, alluvium and clay that does not meet the ore definition or the cutoff grade described above.

Stripping Ratio

The resulting stripping ratio of the designed pit is 1.51 tonnes of waste rock with ore loss and rehandle to 1 tonne of recovered ore, on a wet tonnage basis. The in-place stripping ratio is 1.34 tonnes in situ waste to 1 tonne of in situ ore.

Mineral Reserves Estimate as of November 02, 2022

Category	Tonnage (Mt)	Average Li (ppm)	Lithium Carbonate Equivalent (Mt)
Proven	192.9	3,180	3.3
Probable	24.4	3,010	0.4
Proven and Probable	217.3	3,160	3.7

Note:

1. The Qualified Person who supervised the preparation of and approved disclosure for the estimate is Kevin Bahe, P.E., SME-RM.

2. Mineral Reserves have been converted from measured and indicated Mineral Resources within the feasibility study and have demonstrated economic viability.

3. Reserves presented at an 85% maximum ash content and a cut-off grade of 1.533 kg of lithium extracted per tonne run of mine feed. A sales price of $5,400 US$/t of Li2CO3 was utilized in the pit optimization resulting in the generation of the reserve pit shell in 2019. Overall slope of 27 degrees was applied. For bedrock material pit slope was set at 47 degrees. Mining and processing cost of $57.80 per tonne of ROM feed, a processing recovery factor of 84%, and royalty cost of 1.75% were addition inputs into the pit optimization.

4. A LOM plan was developed based on equipment selection, equipment rates, labor rates, and plant feed and reagent parameters. All Mineral Reserves are within the LOM plan. The LOM plan is the basis for the economic assessment within the Technical Report, which is used to show economic viability of the Mineral Reserves.

5. Applied density for the ore is 1.79 t/m3.

6. Lithium Carbonate Equivalent is based on in-situ LCE tonnes with 95% recovery factor.

7. Tonnages and grades have been rounded to accuracy levels deemed appropriate by the QP. Summation errors due to rounding may exist.

8. The reference point at which the Mineral Reserves are defined is at the point where the ore is delivered to the run-of-mine feeder.

The Mineral Reserves estimate is based on current knowledge, engineering constraints and permit status. Large changes in the market pricing, commodity price assumptions, material density factor assumptions, future geotechnical evaluations, cost estimates or metallurgical recovery could affect the pit optimization parameters and therefore the cutoff grades and estimates of Mineral Reserves.

Mining Operations

The shallow and massive nature of the deposit makes it amenable to open-pit mining methods. The mining method assumes hydraulic excavators loading a fleet of end dump trucks. This truck/excavator fleet will develop several offset benches to maintain geotechnically stable highwall slopes. These benches will also enable the mine to have multiple grades of ore exposed at any given time, allowing flexibility to deliver and blend ore as needed.

Pit Design

A highwall slope-stability study was completed by Barr Engineering Co. ("BARR") in December 2019. BARR conducted geotechnical drilling, testing, and analysis to assess the geology and ground conditions. Core samples were obtained to determine material characteristics and strength properties. A minimum factor-of-safety value of 1.20 is generally acceptable for active open pit walls. However, given the possibility of long-term exposure of pit slopes in clay geological formations, a value of 1.30 was incorporated into the design for intermediate and overall slope stability.

The geotechnical analysis indicates that the geology is generally uniform across the Thacker Pass Project site. The competence of the in-situ material in conjunction with the use of the proposed highwall angles meets or exceeds the minimum recommended factor-of-safety values for intermediate and overall slope configurations.

A bench width of 50 m and a height of 5 m was chosen. This face height is amenable to efficient loading operations while still shallow enough to allow for the removal of thicker barren horizons within the cut to minimize dilution. Double benching and increasing the bench height to 10 m before implementing offsets, will be used to increase mining depths while maintaining the inter-ramp slope requirements.

Mine Plan

The initial cut location is at the mouth of the valley entering the west area. The haul road will enter the initial cut area at the 1,540 m level. From the initial cut, mining advancement prioritized five objectives: (1) recover all ore, (2) deliver a blend of illite and smectite ore to the beneficiation circuit, (3) provide higher grade ore early in the Thacker Pass Project life, (4) facilitate placement of waste into the previously mined pit area as soon as feasible, and (5) mine the entirety of the permitted pit area. This required initial pit advancement to first expose the west and south walls. Mining will then advance north toward the Montana Mountains and finally finish to the east.

Mining Operations

Waste removal and ore removal will be done using two hydraulic excavators and a fleet of end dump trucks. The end dump truck fleet will haul the ore to the ROM stockpile and the waste will be hauled either to the West Waste Rock Storage Facility or placed in previously mined sections of the pit. The end dump truck fleet will also be used to haul coarse gangue and attrition scrubber reject materials.

The annual production rate for the 40-year mine is based on varying plant feed leach ore rates caused by the availability of sulfuric acid for the leaching process. Phase I (years 1-3) has an annual feed rate of 1.7 million dry tonnes of ore to leach and Phase 2 (years 4-40) has 4.0 million dry tonnes of ore to leach.

Due to the sequence of mining, the majority of in-pit ramps will be temporary. Additionally, cross-pit ramping will be utilized from load face to the in-pit waste dump as well as access to the main haul road. The cross-pit ramps will be dumped in using waste material. As the pit advances, portions of the in-pit ramp will be excavated to allow mining access to the lower mining faces. Removal of portions of the in-pit ramp will be considered rehandle and is accounted for in the total waste removed.

Equipment Selection

Equipment selection was based on the annual quantities of material required to be mined. The QP consulted Caterpillar, Komatsu, and Liebherr to determine the best fleet size. After reviewing various options, 91-tonne class end dump trucks loaded by two 18-tonne class hydraulic excavators in five passes was selected. The excavators will be used to load two types of ore as well as the waste material. They will be staged to minimize movement between the multiple required dig faces. The trucks can easily be assigned or re-assigned to either machine to maintain maximum production depending on excavator downtime, changes in required material to be hauled, and haul cycle times. The excavators and trucks will be equipped with buckets and bodies specifically designed for the density of the material at Thacker Pass.

Major Equipment Specifications

Equipment	Class	Quantity	Usage
Hydraulic Excavator	18 tonne	2	Waste and Ore Removal
End Dump Trucks	91 tonne	12	Ore, Waste, Attrition Scrubber Reject,
Wheel Loader	23 tonne	1	Coarse Gangue, Ore, Waste, Attrition Scrubber Reject, Ore Feed
Track Dozer	475 HP	5	Ore, Waste, Coarse Gangue, Ore Feed
Grader	350 HP	3	All areas
Water Truck (Primary)	53k Liter	2	Dust Suppression, All areas
Water Truck (Secondary)	30k Liter	1	Dust Suppression, All areas
Wheel Dozer	500 HP	1	Coarse Gangue, Ore, Waste

Personnel Requirements

Four crews will be utilized to cover the 168 hours per week rotating operating schedule. A Monday through Friday schedule has been included for management and technical service positions. It is assumed that local talent will be available and no fly-in-fly-out adjustments have been included. The positions included in the labor are listed in the table below. Positions listed are for mining operations including waste and ore, attrition scrubber reject, and coarse gangue.

Personnel List

Position	Roster	No. Employed
Management
Mine Manager	M-F	1
Technical Services
Mining Engineers	M-F	3
Engineer Tech	M-F	1
Geologist	M-F	1
Operations
Supervisors	M-S	3-4
Equipment Operators		73-115
Maintenance
Maintenance Planner	M-F	1
Supervisors	M-S	2-4
Mechanics/Welders		23-37

Position	Roster	No. Employed
Electricians		1
Administrative
Business Manager	M-F	1
Accountant	M-F	1
Administrative / AP Clerk	M-F	1
Human Resources/Safety Supervisor	M-F	1

Drilling and Blasting

The reports titled "Factual Geotechnical Investigation Report for Mine Pit Area" (March 2018) completed by Worley Parsons and the "Prefeasibility Level Geotechnical Study Report" (May 2011) completed by AMEC were used to determine the ability to mine without blasting. The uniaxial compressive strength ("UCS") test results in the AMEC data range from essentially 0 to 55.4 MPa. The UCS test results in the Worley Parsons data range from 0.61 to 21.82 MPa with an average of 7.7 MPa. The range of UCS results is within the cutting range of the excavator.

Based on reported test results, exploratory drill logs, and actual excavation of a test pit, only the basalt is expected to require blasting. However, there are bands of hard ash which may require ripping with a dozer prior to loading. The remaining waste and ore can be free dug with the hydraulic excavators. Due to the infrequency of blasting, a third-party contractor will be used for the drilling and blasting on an as needed basis.

Dewatering

During the 40-year mining period, it is anticipated that appreciable groundwater is not likely in the mining operations. This assumption is based on a November 2019 report by Piteau Associates. The regional groundwater table is expected to be encountered in approximately year 15 of mining. Groundwater discharge into the pit is not expected to be more than approximately 23 m3/h (100 gpm) at peak. Dewatering wells are not anticipated to be required for these minor discharge rates. Any water encountered in the pit will be collected in sumps and utilized for in-pit dust control.

Processing and Recovery Operations

The Mineral Reserves are comprised of two main types of lithium bearing clay, smectite and illite, with volcanic ash and other gangue minerals mixed throughout. Both types of clay will be processed simultaneously, with a plant feed blend maintained from two separate stockpiles for each clay type. The ore will be upgraded using a wet attrition scrubbing process followed by two classification stages to remove coarse material with low lithium content, referred to as coarse gangue. The upgraded ore slurry will be processed in a leach circuit using sulfuric acid to extract the lithium from the lithium-bearing clay. The lithium-bearing solution will then be purified primarily by using crystallizers and precipitation reagents to produce battery grade lithium carbonate. Leach residue will be washed, filtered, and stacked in a tailing facility.

The Thacker Pass Project will be constructed in two phases. Lithium carbonate production during Phase 1 is designed for a nominal 40,000 t per annum capacity while Phase 2 will double design capacity to a nominal 80,000 t per annum. The process plant will operate 24 hours/day, 365 days/year with an overall availability of 92% and a mine life of 40 years. The total amount of material processed in the mine plan is 217.3 Mt (dry). The most tonnes planned for a single year are 6.7 Mt (dry) in Year 8.

The recovery process consists of the following primary circuits:

  Beneficiation

    Comminution

    Attrition Scrubbing

  Classification

  Solid-Liquid Separation (Thickening and Dewatering)
  Leaching

  Neutralization

  Counter Current Decantation and Filtration

  Magnesium, Calcium and Boron Removal

  Lithium Carbonate (Li2CO3) production

    1st Stage Lithium Carbonate Crystallization

    Bicarbonation

    2nd Stage Lithium Carbonate Crystallization

    Sodium Sulfate and Potassium Sulfate Crystallization (ZLD)

A simplified process flowsheet is provided in the figure below.

Overall Simplified Process Flowsheet

In beneficiation, ROM ore is crushed then mixed with water and fed to unit operations designed to liberate lithium bearing clay from gangue material. The clay is separated from coarse gangue in classification, with coarse gangue being stockpiled and eventually used as pit backfill material. The clay fines are then sent to the first dewatering (thickening) stage. These circuits are located close to the pit. The slurry is then pumped downgradient to a second stage of dewatering (decanter centrifuging). The resulting slurry is fed to the processing plant.

The dewatered slurry is mixed with sulfuric acid (H2SO4) from the acid plant, leaching lithium and other constituents into solution. Acid availability determines leach feed rates, which in turn determines ore mining rates. The free acid contained in the resultant leached residue is neutralized with both a slurry of ground limestone and a magnesium hydroxide slurry from the magnesium precipitation circuit. The neutralized slurry is sent to a CCD circuit to recover residual lithium bearing solution and then fed to recessed chamber filter presses. The filter cake is then conveyed to the clay tailings filter stack ("CTFS") as waste material for stacking.

The filtrate is sent to magnesium and calcium removal circuits where first the bulk of the magnesium is crystallized as MgSO4*xH2O salts, removed via centrifugation, and conveyed to the CTFS. Any remaining magnesium in the brine is then precipitated with milk-of-lime and separated by recessed chamber membrane filter presses. The precipitated solids are repulped and recycled back to neutralization (as stated above), eventually leaving the process with neutralized filter cake. The calcium in the liquor is removed via soda ash addition, and an ion exchange polishing step brings the divalent cation concentration to very low levels. This lithium-bearing brine is fed to the Li2CO3 production circuit where soda ash is used to precipitate lithium carbonate. A bicarbonation step is used to further remove impurities from the Li2CO3 crystals.

The final Li2CO3 crystal product is separated via centrifugation then sent to drying, micronization, cooling, dry vibrating magnetic filtration and packaging. Mother liquor from the Li2CO3 crystallizers is sent to the Zero Liquid Discharge (ZLD) crystallizer to remove Na and K as sulfate salts. The salts are sent to the CTFS while lithium remaining in the concentrate is recycled back to the front of the Li2CO3 circuit and recovered.

Process design criteria were developed by the Company's process engineering group based on in-house and vendor test results that were incorporated into the process modelling software Aspen Plus® to generate a steady-state material and energy balance. This data and criteria below were used as nominal values for equipment design/sizing. The design basis for the beneficiation facility is to process an average ROM throughput rate during Phase 1 of about 3.3 M dry tonnes per year equivalent to about 9,015 dry t/d of feed (including a 99% plant availability). Throughput from the mine to the crushing plant is targeted based on an average rejection rate of 34% of the ROM material based on low lithium content in coarse material. With approximately 6,436 dry t/d feed rate (including a 92% plant availability) to the leach plant and recoveries for the Thacker Pass Project, the design basis results in an estimated production rate of approximately 110 t/d (40,187 t/a) of battery grade Lithium Carbonate.

Infrastructure, Permitting and Compliance Activities

Infrastructure and Logistics

The Thacker Pass Project is planned to be constructed in two phases. Phase 1 will consist of a single sulfuric acid plant with a nominal production rate of 3,000 tonnes per day sulfuric acid. Phase 2 will begin three years later with the addition of a second sulfuric acid plant with an additional nominal production rate of 3,000 t/d. Mined material and tailings will be moved by conveyors and trucks.

Process Plant General Arrangement

A portion of the process facilities encompassing mineral beneficiation and classification is located due east of the Mine Service Area near the ore body. This area includes the ROM pad, feeder breakers and mineral sizers, log washing and attrition scrubbing. Additionally, the front end of the classification circuit is located on this pad and consists of the hydrocyclone cluster, hydraulic classifiers, thickening and coarse gangue discharge and stacking system.

The remainder of the process plant is located approximately 2 miles east. The slurry is transferred to the downstream plant via a pipeline and trench along the southern edge of the haul road. Product flows are generally clockwise starting in the western edge of the upper third zone of the layout. The remainder of the classification (centrifuges), leach, and neutralization circuits begin the process flow on this site. Next the solution is sent to the CCD circuit before being sent to the filtration area located on the northeastern side. Magnesium removal continues south to a central section of the plant before flowing west to calcium precipitation, calcium and boron ion exchange, evaporation, and lithium carbonate production followed by ZLD crystallization. The packaging system, along with the warehouse, are immediately west of the lithium carbonate plant to minimize product transfer distance. The sulfuric acid plant is situated in the southern third of the layout in recognition of prevailing winds. The traffic flow is largely one-way counter clockwise on the site perimeter with maintenance access between major process areas.

Reagents, Consumables and Shipping

Limestone, quicklime, flocculant, and soda ash reagents are delivered to the processing plant in solid form via trucks while liquid sulfur, propane, carbon dioxide, ferric sulfate, caustic soda, and hydrochloric acid are delivered as liquids, also by trucks.

Gasoline, on and off highway diesel along with typical plant warehouse deliveries have been kept to the western portion of the plant with direct access from the main entry minimizing delivery truck exposure to the site. The large equipment warehouse house is located directly south of these facilities.

Battery-grade lithium carbonate is packaged in bags and flexible intermediate bulk containers, and are stored in a warehouse on the west side which is collocated with the plant warehouse.

Ancillary Buildings

The main administration office building and analytical laboratory are located in the southwest corner of the process plant site with direct access from the highway and from the main security entrance. The administration building houses a change room, shift change area, medical areas as well as office space. A helipad is situated near to the administrative office area and the security entrance for ready access. A mill maintenance building is planned on the northeast corner of the plant in close proximity to the filtration building. Two control buildings have been provided. The main plant control building is centrally located for ease of access to the majority of the process plant site. A dedicated sulfuric acid plant control building has been provided within the sulfuric acid plant area. Lastly a small control building is planned at the mineral beneficiation area to manage the crushing, attrition, and front end of the classification unit operations.

Site Access

The Thacker Pass Project envisions improving the junction of US-95 and SR-293 to improve and handle the planned traffic flow. The plant development contemplates a total of three new entrances and utilizes one existing entrance from SR-293 onto the Thacker Pass Project site.

Raw Material Logistics

Raw materials for the Thacker Pass Project are to be delivered to the site by over highway trucks during the life of mine. A local rail-to-truck transloading facility located in Winnemucca will allow for transfer of most raw materials for delivery to the Thacker Pass Project site. A summary of the primary raw materials to be used during operations, and their logistics, is shown below in tabular form. This will include the limestone grinding and storage facility, soda ash transloading facility and the sulfur transloading facility. The cost per tonne of the raw material is included in the Operating Costs for the consumables.

Life of Mine Primary Raw Material Logistics Scheme

Raw Material	Description	Approximate Truck Loads per Day
Liquid Sulfur	Includes unloading, storage, and delivery to the plant via 39-tonne tanker from a transloading facility in Winnemucca, NV.	47
Soda Ash	Includes unloading, storage, and delivery to the plant via 39-tonne trailer from a transloading facility in Winnemucca, NV.	18
Quicklime	Includes unloading, storage, and delivery to the plant via 39-tonne trailer from Savage transloading facility in Golconda, NV. Optionally, may be shipped to site from a transloading facility in Winnemucca, NV with minor capital improvements.	10

Raw Material	Description	Approximate Truck Loads per Day
Limestone	Includes operation of in-pit primary crusher, delivery to the process plant via 39-tonne trailer and secondary limestone crushing/screening/grinding plant at process plant.	31
Fuel

Includes diesel, unleaded gasoline, propane and their unloading, and delivery to the plant via 10,000 or 12,500 gallon trailer to site. Optionally, may be shipped to site from a transloading facility in Winnemucca, NV.

		>1
Other

Includes delivery to the plant via 21-tonne trailer of Ferric Sulfate, Hydrochloric Acid, Caustic Soda, and Flocculant direct to site. Optionally, may be shipped to site from a transloading facility in Winnemucca, NV with minor capital improvements.

		>6

Power Supply

Electrical power for the Thacker Pass Project will be supplied by on-site power generation and via the grid connected to the nearby local electric utility cooperative, Harney Electric Cooperative ("HEC") 115 kV transmission network. The Thacker Pass Project will generate a portion of the steady-state power demand via Steam Turbine Generators driven by steam produced by the sulfuric acid plant. The remainder of steady-state loads and any peaks will be serviced by power purchased from HEC.

Sulfuric Acid Production

The sulfuric acid plants for the Thacker Pass Project are Double Contact Double Absorption (DCDA) sulfur burning sulfuric acid plants with heat recovery systems. The plants sizing was maximized based upon the use of single pieces of equipment such as a single blower train instead of two operating in parallel, and a single waste heat boiler to optimize production versus capital.

Phase 1 and Phase 2 will each have a single sulfuric acid plant capable of producing nominal 3,000 t/d (100 weight % H2SO4 basis) of sulfuric acid by burning liquid elemental sulfur. Sulfur is delivered to site by truck and is unloaded by gravity into a single Sulfur Unloading Pit which provides sulfur to both sulfuric acid plants. The sulfuric acid generated from each plant is used in the process plant for the chemical production of lithium carbonate. The total annual operating days is based upon expected scheduled and unscheduled maintenance. Acid production is a function of the plant's nominal capacity and production over Design Capacity with production efficiency of the equipment decreasing over a three-year period until scheduled maintenance occurs. Each sulfuric acid plant has two Liquid Sulfur Storage Tanks with a combined storage capacity of 28 days. The sulfur is transferred from the tanks to the Sulfur Feed Pit and from there to the Sulfur Furnace.

Water Source

The existing Quinn Raw Water Well has been tested and is able to sustain 908 m3/h (4,000 gpm) which satisfies the expected average demand servicing all potable, mining and process flow streams for Phase 2. A backup well is planned to be installed one mile west of the existing production well to maintain a constant supply of water if one well pump is down for maintenance or repairs.

Waste Rock and Tailings

The table below shows a summary of the volumes contained in each storage facility and the estimated volume of each facility at the end of the 40-year mine life.

Design and Requirement Volumes for Stockpiles and Facilities (Millions of Cubic Yards)

Facility Name	Design Storage Mm3 (MCY)	40 Year LOM Required Storage Mm3 (MCY)
West Waste Rock Storage Facility (WRSF)	21.3 (27.9)	20.2 (26.4)
East Waste Rock Storage Facility (WRSF)	16.3 (21.3)	0 (0)
Coarse Gangue Stockpile (CGS)	17.5 (22.9)	17.5 (22.9)
Growth Media Stockpiles (GMS)	12.3 (16.1)	5.0(6.6)
Clay Tailings Filter Stack (CTFS)	266.9 (349.1)	250.7 (327.9)
All facilities have expansion potential.

Note: Storage quantities largely determined by short-term processing requirements or surface area mined, and thus are not reassessed for the 25-year case separately.

Clay Tailings and Salt Storage

Lithium processing will produce tailings comprised of acid leach residue filter cake (clay material), magnesium sulfate salt and sodium/potassium sulfate salts, which is collectively referred to as clay tailings. The clay tailings strategy is based on consideration of the following aspects of the site plan:

  Adoption of filtered stack method of clay tailings disposal, referred to as the Clay Tailings Filter Stack ("CTFS").

  Fully contained HDPE lined facility for permanent storage of clay tailings.

  Site selection for the CTFS: the selected location is on relatively flat terrain within the mineral claim area for proper containment, while maintaining close proximity to the process plant.

  Surface water management to minimize water entering the tailings area.

Placement of clay tailings, otherwise termed as "filtered tailings", differs from conventional slurry tailings methodology and typically has higher operating costs but with the benefit of improved stability and reduced water consumption. It is possible to reduce the tailings to a moisture content amenable to placement in the CTFS.

At the end of the leach neutralization process cycle, water from the clay tailings is recovered by solid-liquid separation (dewatering), utilizing filter presses. The filtered tailings are then transported by conveyor to the HDPE lined CTFS facility. In this state, the filtered tailings can be spread, scarified, air dried (if required) and compacted in lifts similar to the practice for typical earth embankment construction.

Environmental Studies, Permitting, and Social or Community Impact

The Thacker Pass Project is located on public lands administered by the U.S. Department of the Interior, Bureau of Land Management (BLM). Construction of the Thacker Pass Project requires permits and approvals from various Federal, State, and local government agencies.

The process for BLM authorization includes the submission of a proposed Mine Plan of Operations (PoO, previously defined) and Reclamation Plan for approval by the agency. The Company submitted the Thacker Pass Project Proposed PoO and Reclamation Plan Permit Application on August 1, 2019. The permit application was preceded by the Company's submission of baseline environmental studies documenting the collection and reporting of data for environmental, natural, and socio-economic resources used to support mine planning and design, impact assessment, and approval processes.

As part of the overall permitting and approval process, the BLM completed an analysis in accordance with the National Environmental Policy Act of 1969 (NEPA) to assess the reasonably foreseeable impacts to the human and natural environment that could result from the implementation of Project activities. As the lead Federal regulatory agency managing the NEPA process, the BLM prepared and issued a Final Environmental Impact Statement ("FEIS"), on December 3, 2020. Following the issuance of the FEIS, BLM issued the EIS Record of Decision and Plan of Operations Approval on January 15, 2021. In addition, a detailed Reclamation Cost Estimate has been prepared and submitted to both the BLM and Nevada Division of Environmental Protection-Bureau of Mining, Regulation and Reclamation (the "NDEP-BMRR"). On October 28, 2021, the NDEP-BMRR approved the PoO with the issuance of draft Reclamation Permit 0415. On February 25, 2022, the NDEP-BMRR issued the final Reclamation Permit 0415. The BLM will require the placement of a financial guarantee (reclamation bond) to ensure that all disturbances from the mine and process site are reclaimed once mining concludes.

There are no identified issues that are expected to prevent the Company from achieving all permits and authorizations required to commence construction and operation of the Thacker Pass Project based on the data that has been collected to date.

Summary Schedule for Permitting, Approvals, and Construction

The Thacker Pass Project is being considered in two phases, lasting 40 years. The Company will utilize existing highways to service the Thacker Pass Project. The following is a summary schedule for permitting, approvals and construction:

  Q3 2018 - Submitted Conceptual Mine Plan of Operations

  Q3 2019 - Submitted Proposed Mine Plan of Operations and Reclamation Plan Permit Application, BLM deems the document technically complete

  Q1 2020 - BLM published NOI to prepare an EIS in the Federal Register

  Q1 2021 - Final EIS and Record of Decision issued by BLM

  Q1 2022 - Issuance of final WPCP, Reclamation Permit, and Class II Air Quality Operating Permit

  Q1 2023 - Initiate early-works construction

  Q3-Q4 2023 - Initiate Plant Construction

  Q1 2026 - Commissioning process plant, initiate mining,

  Q4 2026 - Steady state production

Community Engagement

The Company has developed a Community Engagement Plan, recognizing that the support of stakeholders is important to the success of the Thacker Pass Project. The Thacker Pass Project was designed to reflect information collected during numerous stakeholder meetings. The Community Engagement Plan is updated annually.

In connection with the Company's previously proposed Kings Valley Clay Mine Project (at Thacker Pass) and in coordination with the BLM, letters requesting consultation were sent to the Fort McDermitt Paiute and Shoshone Tribe and the Summit Lake Paiute Tribe on April 10, 2013. The BLM held consultation meetings with the Fort McDermitt Paiute and Shoshone Tribe on April 15, 2013 and the Summit Lake Paiute Tribe on April 20 and May 18, 2013.

As part of the Thacker Pass Project, the BLM Winnemucca District Office initiated the Native American Consultation process. Consultation regarding historic properties and locations of Native American Religious Concerns were conducted by the BLM via mail and personal correspondence in 2018 and 2019 pursuant to the NHPA and implementing regulations at 36 CFR 800 in compliance and accordance with the BLM-SHPO 2014 State Protocol Agreement. On July 29, 2020, the BLM Winnemucca District Office sent formal consultation letters to the Fort McDermitt Paiute and Shoshone Tribe, Pyramid Lake Paiute Tribe, Summit Lake Paiute Tribe, and Winnemucca Indian Colony. In late October 2020, letters were again sent by the BLM to several tribes asking for their assistance in identifying any cultural values, religious beliefs, sacred places and traditional places of Native American people which could be affected by BLM actions on public lands, and where feasible to seek opinions and agreement on measures to protect those tribal interests. As the lead federal agency, the BLM prepared the MOU for the Thacker Pass Project and continues to facilitate all ongoing Project-related consultation.

Social or Community Impacts

During operations, it is expected that most employees will be sourced from the surrounding area, which already has established social and community infrastructure including housing, retail and commercial facilities such as stores and restaurants; and public service infrastructure including schools, medical and public safety departments and fire and police/sheriff departments.

Based on the Thacker Pass Projected mine life, the number of potential hourly and salaried positions, and the Thacker Pass Projected salary ranges, Project operations would have a long-term positive impact to direct, indirect, and induced local and regional economics. Phase 2 full production will require approximately 500 direct employees to support the Thacker Pass Project, with the average annual salary estimated at $90,000. An additional and positive economic benefit would be the creation of short-term positions for construction activities. It is estimated that approximately 1,000 temporary construction jobs will be created. Additional jobs will be created through ancillary and support services, such as transportation, maintenance, and supplies.

The Fort McDermitt Tribe is located approximately 56 km (35 miles) by road from the Thacker Pass Project site. The Company and the Tribe have devoted more than 20 meetings to focus on an agreement to solidify engagement and improvements at the Fort McDermitt community. A community benefits agreement was signed by the Company and the Fort McDermitt Paiute and Shoshone tribe in October 2022. The benefits agreement will provide infrastructure development, training and employment opportunities, support for cultural education and preservation, and synergistic business and contracting opportunities.

For nearly two years, the Company has met regularly with the community of Orovada, which is 19 km (12 miles) from the Thacker Pass Project site and is the closest community to the Thacker Pass Project. The purpose of the meetings was to identify community concerns and explore ways to address them. The meetings began informally and were open to the entire community. Eventually, the community formed a committee to work with the Company. A facilitator was hired to manage a process that focused on priority concerns and resolution. The committee and the Company have addressed issues such as the local K-8 school and determined that a new school should be built in Orovada. The community has agreed to a new location and the Company has worked with the BLM to secure the site for the Humboldt County School District. The Company has also completed a preliminary design for the school and is moving forward with detailed engineering and construction planning.

Capital and Operating Costs

Capital Cost Estimate

The capital cost estimate for the Thacker Pass Project covers post-sanction early works, mine development, mining, the process plant, the transload facility, commissioning and all associated infrastructure required to allow for successful construction and operations. The cost estimates presented in this section pertain to three categories of capital costs:

  Phase 1 and Phase 2 Development capital costs

  Phase 1 and Phase 2 Sustaining capital costs

  Closure capital costs

Development capital costs include the engineering, procurement, and construction management ("EPCM") estimate as well as the Company's estimate for the Company's scope costs. Sustaining capital costs for the Thacker Pass Project have been estimated and are primarily for continued development of the clay tailings filter stack and coarse gangue stockpile, mining activities, sulfuric acid plant, and plant and infrastructure sustaining capital expenditures.

Development capital costs commence with detailed engineering and site early works following project sanction by the owner and continue to mechanical completion and commissioning. Mining pre-production costs have been capitalized and are included under development capital. The capital costs for years after commencement of production are carried as sustaining capital. Pre-sanction costs from completion of this Technical Report to project sanction, including environmental impact assessments, permit approvals and other property costs are excluded from this report and these costs are not included in the development capital.

Direct costs include the costs of all equipment and materials and the associated contractors required to perform installation and construction. The contractor indirects are included in the direct cost estimate as a percent of direct labor cost. EPCM / Project indirects were detailed out in a resource plan to account for all identified costs, then budgeted as a percent of construction and equipment to be distributed through the process areas. In general, these costs include:

  Installation contractor's mobilization, camp, bussing, meals, and temporary facilities & power

  EPCM

  Commissioning and Vendors

  Contingency

Contract mining capital repayment includes the 60-month financed repayment of the miner's mobile equipment assets acquired prior to the start of operation.

The table below shows the development capital cost estimate developed for the Thacker Pass Project.

Development Capital Cost Estimate Summary

Description	Ph1 Costs (US$ M)	Ph2 Costs (US$ M)	Responsible
Mine
Equipment Capital (Contract Mining)	0	0	Sawtooth
Mine Development	51.1	26.3	Sawtooth
Contingency (13.1%)	6.7	3.4	Sawtooth/EDG
Total Mine	57.8	29.7
Process Plant and Infrastructure
Costs (Directs & Indirects)	1,735.4	1,398.5	M3/ITAC
Contingency (13.1%)	227.3	183.2	M3/ITAC/EDG
Total Process Plant and Infrastructure	1,962.7	1,581.7
Offsite - Transload Facility
Costs (Directs & Indirects)	69.0	27.1	Owner/Savage
Contingency (13.1%)	9.0	3.5	Owner/EDG
Total Offsite - Transload Facility	78.1	30.6
Owner's Costs
Costs	149.8	75.6	Owner
Contingency (13.1%)	19.6	9.9	Owner/EDG
Total Owner's Costs	169.4	85.5
TOTAL DEVELOPMENT CAPITAL	2,268.0	1,727.5

Due to rounding, some totals may not correspond with the sum of the separate figures.

Sustaining Capital costs for the base case totaling US$1,510.2 million have been estimated over the Life of Mine ("LOM"), as outlined in the table below, with the subsequent table showing sustaining capital for the first 25 years of the 40-year life of mine.

Sustaining Capital Estimate Summary (40-Year LOM - Base Case)

Description	*LOM Costs (US$ M)	Responsible
Mine
Equipment Capital	264.3	Sawtooth/M3
Mobile Equipment
Equipment Capital	26.6	Owner
Process Plant and Infrastructure
Process Plant	822.9	Owner
Sulfuric Acid Plant	244.2	EXP
CTFS and CGS	149.0	Owner
Offsite Transload Facility
Transload Facility	3.4	Owner
TOTAL SUSTAINING CAPITAL	1,510.2
Contract Mining Capital Repayment	48.8	Owner
* Phase 2 capital costs are not included in sustaining costs

The yearly summarized spend schedule, including sustaining and closure capital, is provided in the following table.

Capital Cost Spend Schedule

Operation Year	-3	-2	-1	1	2	3	4	5	6	7	8	9	10	11-15	16-20	21-25	26-30	31-35	36-40	40+	TOTAL
Development Capital Phase 1 (US$ M)
Mine Development	4.6	27.2	24.9	1.2																	57.8
Process Plant & Infrastructure	157.0	922.5	844.0	39.3																	1962.7
Offsite Transload Facility	6.2	36.7	33.6	1.6																	78.1
Owner's Cost	13.6	79.6	72.8	3.4																	169.4
Development Capital Phase 2 (US$ M)
Mine Development				2.4	14.0	12.8	0.6														29.7
Process Plant & Infrastructure				126.5	743.4	680.1	31.6														1581.7
Offsite Transload Facility				2.4	14.4	13.2	0.6														30.6
Owner's Cost				6.8	40.2	36.8	1.7														85.5
Sustaining Capital (US$ M)
Mine Equipment & Capital Recovery				4.4	12.2	15.9	13.4	12.5	7.6	2.6	5.7	0.3	7.9	51.6	26.3	19.7	46.9	35.1	2.2	0.0	264.3
Mobile Equipment				0.0	0.0	0.5	0.0	0.0	1.5	0.0	0.0	0.0	0.0	7.1	1.7	4.4	4.4	3.5	3.5	0.0	26.6
Process Plant				0.0	0.0	0.0	0.0	1.4	0.0	0.0	1.4	0.0	1.4	4.4	30.5	191.6	555.0	37.2	0.0	0.0	822.9
Sulfuric Acid Plant				0.0	0.0	2.3	0.0	0.0	2.6	2.3	0.0	5.1	2.6	22.3	26.0	41.6	33.7	48.9	56.8	0.0	244.2
CTFS and CGS				0.0	0.0	0.0	0.0	5.6	5.6	5.6	5.6	5.6	4.4	22.9	24.3	15.6	16.6	20.4	16.4	0.0	149.0
Offsite Transload Facility				0.0	0.1	0.1	0.1	0.1	0.1	0.1	0.1	0.1	0.1	0.6	0.3	0.6	0.3	0.6	0.3	0.0	3.4
Closure Costs (US$M)
Closure																				53.5	53.5
Annual Capital Expenditure	181.4	1,066.0	975.2	187.9	824.2	761.6	48.0	19.6	17.5	10.5	12.8	11.1	16.4	109.0	109.2	273.6	656.8	145.8	79.2	53.5	5,559.2

Note: Due to rounding, some totals in this table may not correspond with the sum of the separate figures.

Closure Costs

Closure costs are estimated based upon necessary reclamation, remediation, and closure of the 40-year facility. These closure costs of $53.5M will be updated as operations continue, and concurrent reclamation takes place. Site overhead during closure will be a corporate cost.

Reclamation Costs

Category	Costs ($-M)
Waste Rock Dumps	12.72
Pit	0.08
Haul Roads	0.31
Access Roads	0.10
Process Ponds	3.47
Yards	1.22
Growth Media Stockpile	0.06
Landfills	0
Foundations and Buildings	8.99
Sediment Ponds	0.03
Wells	0.04
Monitoring Wells	0.38
Waste Disposal	12.29
Miscellaneous	2.55
Equipment Removal	0.42
Exploration Drillhole	0
Exploration Roads and Pads	0.12
Indirect Costs	10.70
Total	$53.50

Operating Cost Estimate

Annual operating costs are summarized by operating area: Mine, Lithium Process Plant, Sulfuric Acid Plant, and General & Administrative. Operating costs in each area include labor, maintenance materials and supplies, raw materials, outside services, among others. The process operating costs are based on Q1-Q4 2022 pricing. Estimates are prepared on an annual basis and include all site-related operating costs associated with the production of lithium carbonate. All operating costs incurred from project award, up to but excluding commissioning, are deemed preproduction costs and have been included in the Capital Expenditures, as they are considered part of construction.

Operating Cost Estimate Summary (40-Year LOM - Base Case)

Area	Annual Average ($-M)	$/tonne Product	Percent of Total
Mine	76.4	1,144	16%
Lithium Process Plant	214.6	3,213	45%
Liquid Sulfuric Acid Plant	175.4	2,627	36%
General & Administrative	14.3	215	3%
Total	$480.7	7,198	100%

The following items are excluded from the Operating Cost estimate:

  Cost escalation (due to quotes being refreshed in 2022)

  Currency fluctuations

  All costs incurred prior to commercial operations

  Corporate office costs

  First fills (included in Capital Expenditures),

  Closure and reclamation costs post operations (concurrent reclamation is included)

  Salvage value of equipment and infrastructure

Economic analysis

Based on Q2 - Q4 2022 pricing, the economic evaluation presents the after-tax net present value ("NPV"), payback period, and the after-tax internal rate of return (IRR) for the Thacker Pass Project based on annual cash flow projections.

This economic analysis includes sensitivities to variations in selling prices, various operating costs, initial and sustaining capital costs, overall lithium production recovery, and discount rate. All cases assume maximum utilization of the acid plant's available acid and power, with lithium production fluctuating by year according to mine plan and plant performance as predicted by yearly heat/mass balance simulations in Aspen Plus®, conducted by the Company.

Production and Revenues

Phase 1 Project is designed for a nominal production rate of 40,000 t/y of lithium carbonate and begins production in year 1 through year 3. Phase 2 production is anticipated to begin in year 4 and includes the addition of a second acid plant and processing infrastructure to double production with a nominal production rate of 80,000 t/y of lithium carbonate. Actual production varies with the grade of ore mined in each year with an expected mine life of 40 years. The base case value for price selling was set at $24,000/t.

Total Annual Production and Revenue (40 Year LOM - Base Case)

Production and Revenue	Annual Average	Total
Lithium Carbonate Production (t)	66,783	2,671,318
Lithium Carbonate Revenue ($-M)	$1,603	$64,112
Annual Lithium Carbonate Selling Price ($/t)	$24,000

Financing

Lithium Americas is contemplating multiple options for funding the construction and operation of the Thacker Pass Project. Financial modeling has considered multiple discount rates to account for various funding avenues. Project financing costs are excluded from the model.

Discount Rate

A discount rate of 8% per year has been applied to the model, though other levels from 6-16% are also included for Project assessment at various risk profiles and financing options.

Taxes

The modeling is broken into the following categories: Operational Taxes (which are eligible deductions to arrive at taxable income) and Corporate Net Income Taxes. The 10% operating cost tax credit under the US Inflation Reduction Act for "Advanced Manufacturing Production" has been applied during the first 10 years of Project operation. The legislation specifies phase-out of this credit after 10 years.

Operational Taxes

Payroll taxes are included in salary burdens applied in the OPEX. These include social security, Medicare, federal and state unemployment, Nevada modified business tax, workers compensation and health insurance.

Property tax is assessed by the Nevada Centrally Assessed Properties group on any property operating a mine and/or mill supporting a mine. Tax is 3% to 3.5% of the assessed value, which is estimated at 35% of the taxable value of the property. The property tax owed each year is estimated as 1.1% of the net book value at the close of the prior year plus current year expenditures with no depreciation.

Corporate Net Income Taxes

In Nevada lithium mining activities are taxed at 2-5% of net proceeds, depending on the ratio of net proceeds to gross proceeds. Net proceeds are estimated as equal to gross profit for purposes of this study. A tax rate of 5% is applicable to the Thacker Pass Project.

Revenue subject to a net proceeds of minerals tax is exempt from the Nevada Commerce tax; therefore, the Nevada Commerce tax is excluded from the study.

The current corporate income tax rate applicable to the Thacker Pass Project under the Tax Cut and Jobs Act is 21% of taxable income.

Royalties

The Thacker Pass Project is subject to a 1.75% royalty on net revenue produced directly from ore, subject to a buy-down right. This royalty has been included in the economic model on the assumption that the Thacker Pass Project owner will exercise its buy-down right to reduce the royalty from 8.0% to 1.75% by making an upfront payment of US$22 million in the first year of operations. At US$24,000/t lithium carbonate the ongoing annual royalty payments will average $428/t lithium carbonate sold over the 40-year LOM (base case).

Undiscounted annual cash flows, including Capital Expenditures, Operating Costs, and net revenues (pre-tax) are presented in the figure below.

Undiscounted Annual Cash Flow

Cumulative discounted cash flow at the 8% discount rate is presented in the table below.

Cumulative Discounted Cash Flow

For the Base Case financial assumptions outlined in Section 22.3, the Thacker Pass Project financial performance is measured through Net Present value, Internal Rate of Return and Payback periods. The after-tax financial model results are summarized in the table below.

After-Tax Financial Model Results (40 Year LOM - Base Case)

Production Scenario	Unit	Values
Operational Life	years	40
Mine and Process Plant Operational Life	years	40
Ore Reserve Life	years	40
Average annual EBITDA	$-M / y	1,093.5
After-tax Net Present Value ("NPV") @ 8% discount rate	$-M	5,727.0
After-tax Internal Rate of Return	%	21.4%
Payback (undiscounted)	years	5.4
*includes capital investments in years up to production

The table below presents NPV and IRR at a range of discount rates for three lithium carbonate product selling price cases: -50% (downside), 0% (base-fixed), and +50% (high).

After-Tax NPV at 8% ($ Millions) and IRR

Economic Indicator	Unit	Value
NPV @ 8%	$ millions	$5,727
IRR	%	21.4%
Payback	Years	5.4
Payback (discounted)	Years	5.4

Selling Price ($/tonne)	$12,000	$24,000	$36,000
NPV ($-M)	($623)	$5,727	$11,829
IRR (%)	6.0%	21.4%	31.9%

The table below presents the sensitivity of NPV to different discount rates.

NPV for Various Discount Rates (40-Year LOM)

Economic Indicators after Taxes	Years 1-25 of 40-Year LOM	40-Year LoM
NPV @ 0%	$19,500,605	$30,108,567
NPV @ 6%	$6,947,487	$8,398,919
NPV @ 8%	$4,950,134	$5,726,852
NPV @ 10%	$3,497,855	$3,920,727
NPV @ 12%	$2,425,349	$2,659,351
NPV @ 16%	$1,012,718	$1,087,688

Exploration, Development, and Production

Key milestones of the proposed plan include the following:

  Early Works Construction Start - Q1 2023

  Notice to Proceed / Major Construction Start - Q3 2023

  Mechanical Completion - Q3 2026

  Production Ramp-Up - Q3 2027

  Phase 2 Construction - Mobilize Q4 2026

  Phase 2 Ramp up Complete - Q4 2030

The proposed execution plan for the Thacker Pass Project incorporates an integrated strategy for EPCM. The below table shows a tentative overview schedule.

Overview Schedule

Limestone Quarry

One of the main reagents used in processing is limestone. To keep costs down and ensure consistent supply, the Company has evaluated several sources of limestone including existing market sources and two new sources located in Humboldt County. The sources in Humboldt County nearest to the Thacker Pass site are expected to provide more favorable transportation costs and vehicular emissions when compared to the sources that are further away.

The Company has evaluated one regional project (the "Limestone Quarry") in relation to the economics and schedule for availability of limestone product. The estimated delivery cost for limestone from this property was estimated to be $34.24/t. The pricing was based on a high-level scoping study. Additional work and information will be needed to confirm the limestone quantity, quality and delivery cost.

Transload Facility

High volume raw materials are generally expected to be shipped by rail to a transload facility to be constructed for the Thacker Pass Project in Winnemucca, NV. Quicklime is anticipated to be shipped via the Graymont-owned existing Golconda terminal. The Winnemucca facility is designed for molten sulfur, which requires a receiving site capable of fully melting tankers prior to unloading. The switch yard of the facility will allow for warm storage/melting of 48 rail tankers, which represents 4 days storage for Phase 1 of the Thacker Pass Project, and 2 days storage for Phase 2. Incidental to warm storage will be a variable number of other tankers on site as fresh shipments are dropped off and empty tankers retrieved.

The design of the transload facility has been advanced to an FEL-2 level of design by Savage Services Corporation for the purpose of this study (+30%/-15%). Currently, only molten sulfur to tank, soda ash direct to truck, and miscellaneous bulk liquid direct to truck are captured in Phase 1 construction costs for the Thacker Pass Winnemucca transload terminal. Miscellaneous, low-volume palletized shipments may also be offloaded direct to truck without construction of a dedicated spur (caustic, antiscalant, HCL, diesel, sulfuric acid, etc.). All capital costs for the Winnemucca transload terminal are assumed to be borne by the Thacker Pass Project, and all operating costs are assumed to be borne by the integrator operating the terminal.

Detailed Project Descriptions

For additional information with respect to the Cauchari-Olaroz Project, the Thacker Pass Project and the Pastos Grandes Project and the business of the Company, readers are referred to the Company's then-current annual information form, annual management's discussion and analysis and interim management's discussion and analysis, if applicable, all of which are incorporated by reference herein, and the other documents incorporated by reference herein. See also "Risk Factors" in this Prospectus and "Description of the Business - Risk Factors" in the Company's then-current annual information form, and the risk factors set forth in the then-current annual management's discussion and analysis and interim management's discussion and analysis, if applicable.

Developments Following the Date of the Prospectus

If, after the date of this Prospectus, the Company is required by Section 4.2 of NI 43-101 to file a technical report to support scientific or technical information that relates to a mineral project on a property that is material to the Company, the Company will file such technical report in accordance with Section 4.2(5)(a)(i) of NI 43-101 as if the words "preliminary short form prospectus" refer to "shelf prospectus supplement".

Recent Developments

Separation Transaction

On November 3, 2022, the Company announced that, after months of review by the Company, along with its advisors and the Board of Directors, it intends to advance a reorganization that will result in the separation of its North American and Argentine business units into two independent public companies (the "Separation"). The Separation will establish two separate companies that include: (i) an Argentina focused lithium company ("Lithium International") owning the Company's current interest in its Argentine lithium assets, including the near-production Cauchari-Olaroz Project, and (ii) a North America focused lithium company ("Lithium Americas (NewCo)") owning the Thacker Pass Project and the Company's North American investments.

It is anticipated that the Separation will be completed by way of plan of arrangement under the laws of British Columbia, with each shareholder of the Company retaining their proportionate interest in shares of the Company, which would become Lithium International, and receiving newly issued shares of Lithium Americas (NewCo) in proportion to their then-current ownership of the Company. The execution plan currently provides for completion of the Separation by the end of 2023. The Separation will be subject to customary conditions and approvals, including completion of an arrangement agreement and plan of arrangement, receipt of a ruling from the CRA and a ruling from the IRS, the receipt of all required third party, court, tax, stock exchange and regulatory approvals and the final approval of the Board of Directors and shareholders at a meeting expected to be held to consider the Separation transaction. Until the Separation is complete, the Company will continue to operate as a single company. See "Risk Factors - Separation Transaction".

Arena Minerals Transaction

On December 20, 2022, the Company announced that it entered into a definitive arrangement agreement pursuant to which the Company agreed to acquire all of the issued and outstanding common shares of Arena Minerals Inc. ("Arena") not already owned by the Company (each, an "Arena Share") by way of a plan of arrangement under the laws of Ontario (the "Arena Transaction"). Pursuant to the arrangement agreement, Arena's shareholders will receive 0.0226 of a Common Share for each Arena Share held, which would result in Arena shareholders owning approximately 5.7% of the Company following completion of the Arena Transaction, prior to giving effect to the GM Transaction and assuming no further dilution of the Company's equity.

Subject to certain conditions, including the parties obtaining the requisite regulatory approvals, the Arena Transaction is expected to close by Q3 2023. The Arena Transaction will be subject to customary conditions and approvals, including Arena securityholder approval, the receipt of certain regulatory and court approvals, including the approvals of the TSX, NYSE and TSX Venture Exchange, any required approval under the Investment Canada Act, and other closing conditions customary for transactions of this nature. The proposed timing of the Arena Transaction aligns with the Company's previously announced plan to complete the Separation by the end of 2023. See "Risk Factors - Arena Minerals Transaction".

GM Transaction

On January 31, 2023, the Company announced that it entered into a purchase agreement with GM and announced additional details relating to the GM Transaction. In connection with the GM Transaction, the Company also provided an update on the construction plan for the Thacker Pass Project and announced the results of the feasibility study and the filing of the Thacker Pass TR. See the GM Transaction and Thacker Pass TR MCR, which is incorporated herein by reference, for additional details. See also "Risk Factors - GM Transaction".

Ruling on ROD for the Thacker Pass Project

On February 7, 2023, the Company announced that it received a favorable ruling from the U.S. District Court of Nevada for the appeal filed against the BLM for the issuance of the ROD relating to the Thacker Pass Project. The U.S. District Court of Nevada declined to vacate the ROD, ordered the BLM to consider one issue under the mining law relating to the area designated for waste storage and tailings, and did not impose any restrictions expected to impact the construction timeline for the Thacker Pass Project. See the ROD MCR, which is incorporated herein by reference, for additional details. See also "Risk Factors"

CONSOLIDATED CAPITALIZATION

As at September 30, 2022, there were 134,975,627 Common Shares issued and outstanding, as well as 2,421,939 RSUs, 245,939 DSUs, 690,000 Options, 766,205 PSUs and US$258,750,000 aggregate principal amount of Convertible Notes outstanding. As at February 7, 2023, there were 135,035,193 Common Shares issued and outstanding, as well as 2,367,461 RSUs, 252,137 DSUs, 690,000 Options, 766,205 PSUs and US$ 258,750,000 aggregate principal amount of Convertible Notes outstanding.

Other than as noted above, there have been no material changes in our share or loan capital, on a consolidated basis, since September 30, 2022. In connection with the closing of the Arena Transaction, which is expected to close by Q3 2023, Arena's shareholders will receive 0.0226 of a Common Share for each Arena Share held. See "Business of the Company - Recent Developments - Arena Minerals Transaction". See also "Business of the Company - Recent Developments - GM Transaction".

The applicable Prospectus Supplement will describe any material change in, and the effect of such material change on, the share and loan capital of the Company that will result from the issuance of Securities pursuant to such Prospectus Supplement.

EARNINGS COVERAGE RATIOS

Earnings coverage ratios will be provided in the applicable Prospectus Supplement with respect to any issuance of Preferred Shares or Debt Securities (having a term to maturity in excess of one year) pursuant to this Prospectus, as required by applicable securities laws.

DESCRIPTION OF COMMON SHARES

Common Shares

The Company is authorized to issue an unlimited number of Common Shares without par value of which, as at February 7, 2023, a total of 135,035,193 Common Shares are issued and outstanding. All rights and restrictions in respect of the Common Shares are set out in the Company's notice of articles and the BCBCA and its regulations. The Common Shares have no pre-emptive, redemption, purchase or conversion rights. Neither the BCBCA nor the constating documents of the Company impose restrictions on the transfer of Common Shares on the register of the Company, provided that the Company receives the certificate representing the Common Shares to be transferred together with a duly endorsed instrument of transfer and payment of any fees and taxes which may be prescribed by the Board of Directors from time to time. There are no sinking fund provisions in relation to the Common Shares and they are not liable to further calls or assessment by the Company. The BCBCA and the Company's articles provide that the rights and restrictions attached to any class of shares may not be modified, amended or varied unless consented to by special resolution passed by not less than two-thirds of the votes cast in person or by proxy by holders of shares of that class.

The holders of the Common Shares are entitled to: (i) notice of and to attend any meetings of shareholders and shall have one vote per Common Share at any meeting of shareholders of the Company; (ii) dividends, if as and when declared by the Board of Directors; and (iii) upon liquidation, dissolution or winding up of the Company, on a pro rata basis, the net assets of the Company after payment of debts and other liabilities.

Dividend Policy

The Company has no fixed dividend policy and has not declared any dividends on its Common Shares since its incorporation. The Company anticipates that all available funds will be kept as retained earnings to fund operations, used to undertake exploration and development programs on its mineral properties, and for the acquisition of additional mineral properties for the foreseeable future. Any future payment of dividends will depend, among other things, upon the Company's earnings, capital requirements and operating and financial condition. Generally, dividends can only be paid if a corporation has retained earnings. There can be no assurance that the Company will generate sufficient earnings to allow it to pay dividends.

DESCRIPTION OF PREFERRED SHARES

The particular class of Preferred Shares and the particular terms and provisions of any series of such class of Preferred Shares offered by any Prospectus Supplement will be described in the Prospectus Supplement filed in respect of such series of Preferred Shares.

DESCRIPTION OF DEBT SECURITIES

The Debt Securities may be issued in one or more series under an indenture (the "Indenture") to be entered into between the Company and one or more trustees (the "Trustee") that may be named in a Prospectus Supplement for a series of Debt Securities. To the extent applicable, the Indenture will be subject to and governed by the United States Trust Indenture Act of 1939, as amended. A copy of the form of the Indenture to be entered into has been or will be filed with the SEC as an exhibit to the registration statement and will be filed with the securities commissions or similar authorities in Canada when it is entered into. The Company may issue Debt Securities, separately or together, with Common Shares, Preferred Shares, Subscription Receipts, Warrants or Units or any combination thereof, as the case may be.

The description of certain provisions of the Indenture in this section do not purport to be complete and are subject to, and are qualified in their entirety by reference to, the provisions of the Indenture. The following sets forth certain general terms and provisions of the Debt Securities. The particular terms and provisions of a series of Debt Securities offered pursuant to this Prospectus will be set forth in the applicable Prospectus Supplement, and the extent to which the general terms and provisions described below may apply to such Debt Securities, will be described in the applicable Prospectus Supplement. This description may include, but may not be limited to, any of the following, if applicable:

  the specific designation of the Debt Securities;

  any limit on the aggregate principal amount of the Debt Securities;

  the date or dates, if any, on which the Debt Securities will mature and the portion (if less than all of the principal amount) of the Debt Securities to be payable upon declaration of acceleration of maturity;

  the rate or rates (whether fixed or variable) at which the Debt Securities will bear interest, if any, the date or dates from which any such interest will accrue and on which any such interest will be payable and the record dates for any interest payable on the Debt Securities;

  the terms and conditions under which the Company may be obligated to redeem, repay or purchase the Debt Securities pursuant to any sinking fund or analogous provisions or otherwise;

  the terms and conditions upon which the Company may redeem the Debt Securities, in whole or in part, at its option;

  the covenants applicable to the Debt Securities;

  the terms and conditions for any conversion or exchange of the Debt Securities for any other securities;

  the extent and manner, if any, to which payment on or in respect of the Debt Securities of the series will be senior or will be subordinated to the prior payment of other liabilities and obligations of the Company;

  whether the Debt Securities will be secured or unsecured;

  whether the Debt Securities will be issuable in the form of global securities ("Global Securities"), and, if so, the identity of the depositary for such Global Securities;

  the denominations in which Debt Securities will be issuable, if other than denominations of US$1,000 or integral multiples of US$1,000;

  each office or agency where payments on the Debt Securities will be made and each office or agency where the Debt Securities may be presented for registration of transfer or exchange;

  if other than United States dollars, the currency in which the Debt Securities are denominated or the currency in which we will make payments on the Debt Securities;

  material Canadian federal income tax consequences and United States federal income tax consequences of owning the Debt Securities;

  any index, formula or other method used to determine the amount of payments of principal of (and premium, if any) or interest, if any, on the Debt Securities; and

  any other terms, conditions, rights or preferences of the Debt Securities which apply solely to the Debt Securities.

If the Company denominates the purchase price of any of the Debt Securities in a currency or currencies other than United States dollars or a non-United States dollar unit or units, or if the principal of and any premium and interest on any Debt Securities is payable in a currency or currencies other than United States dollars or a non-United States dollar unit or units, the Company will provide investors with information on the restrictions, elections, general tax considerations, specific terms and other information with respect to that issue of Debt Securities and such non-United States dollar currency or currencies or non-United States dollar unit or units in the applicable Prospectus Supplement.

Each series of Debt Securities may be issued at various times with different maturity dates, may bear interest at different rates and may otherwise vary.

The terms on which a series of Debt Securities may be convertible into or exchangeable for Common Shares or other securities of the Company will be described in the applicable Prospectus Supplement. These terms may include provisions as to whether conversion or exchange is mandatory, at the option of the holder or at the option of the Company, and may include provisions pursuant to which the number of Common Shares or other securities to be received by the holders of such series of Debt Securities would be subject to adjustment.

To the extent any Debt Securities are convertible into Common Shares or other securities of the Company, prior to such conversion the holders of such Debt Securities will not have any of the rights of holders of the securities into which the Debt Securities are convertible, including the right to receive payments of dividends or the right to vote such underlying securities.

This Prospectus does not qualify for issuance Debt Securities, or Securities convertible into or exchangeable for Debt Securities, in respect of which the payment of principal and/or interest may be determined, in whole or in part, by reference to one or more underlying interests including, for example, an equity or debt security, a statistical measure of economic or financial performance including, but not limited to, any currency, consumer price or mortgage index, or the price or value of one or more commodities, indices or other items, or any other item or formula, or any combination or basket of the foregoing items. For greater certainty, this Prospectus may qualify for issuance Debt Securities, or Securities convertible into or exchangeable for Debt Securities, in respect of which the payment of principal and/or interest may be determined, in whole or in part, by reference to published rates of a central banking authority or one or more financial institutions, such as a prime rate or bankers' acceptance rate, or to recognized market benchmark interest rates such as CDOR (the Canadian Dollar Offered Rate) or a United States federal funds rate.

DESCRIPTION OF SUBSCRIPTION RECEIPTS

The following sets forth certain general terms and provisions of the Subscription Receipts. The Company may issue Subscription Receipts, which may be offered separately or together with Common Shares, Preferred Shares, Debt Securities, Warrants or Units, as the case may be, or may be converted into or exchanged for Common Shares, Preferred Shares, Debt Securities, Warrants, Units and/or other securities upon the satisfaction of certain conditions. The particular terms and provisions of the Subscription Receipts offered pursuant to this Prospectus will be set forth in the applicable Prospectus Supplement, and the extent to which the general terms and provisions described below may apply to such Subscription Receipts, will be described in such Prospectus Supplement.

The Subscription Receipts will be issued under one or more subscription receipt agreements, in each case between the Company and a subscription receipt agent determined by the Company. A copy of any such subscription receipt agreement will be available on SEDAR at www.sedar.com.

The Prospectus Supplement relating to any Subscription Receipts being offered will include specific terms and provisions of the Subscription Receipts being offered thereby. These terms and provisions will include some or all of the following:

  the name or designation of the Subscription Receipts;

  the number of Subscription Receipts being offered;

  the price at which Subscription Receipts will be offered and whether the price is payable in instalments;

  the terms, conditions and procedures pursuant to which the holders of Subscription Receipts will become entitled to receive Common Shares, Preferred Shares, Debt Securities, Warrants, Units and/or other securities, as the case may be, and the consequences of such terms and conditions not being satisfied;

  the number of Common Shares, Preferred Shares, Debt Securities, Warrants, Units and/or other securities that may be issued or delivered upon the conversion or exchange of each Subscription Receipt;

  the identity of the subscription receipt agent;

  the manner in which funds will be invested and held, and procedures for the release of funds (including interest or other income earned on funds) pending satisfaction or non-satisfaction of the escrow release or other conditions;

  any entitlements of the holders of Subscription Receipts to receive distributions declared on Common Shares or distribution-equivalent payments;

  the designation and terms of any other Securities with which the Subscription Receipts will be offered, if any, and the number of Subscription Receipts that will be offered with each Security;

  the dates or periods during which the Subscription Receipts may be converted or exchanged into Common Shares, Preferred Shares, Debt Securities, Warrants, Units and/or other securities;

  whether such Subscription Receipts will be listed on any securities exchange;

  material Canadian federal income tax consequences of owning, holding or disposing of the Subscription Receipts, if any;

  if applicable, whether the Subscription Receipts shall be in registered or unregistered form;

  if applicable, that the Subscription Receipts shall be issuable in whole or in part as one or more global securities and, in such case, the depositary or depositaries for such global securities in whose name the global securities will be registered;

  any terms, procedures and limitations relating to the transferability, exchange or conversion of the Subscription Receipts;

  any other rights, privileges, restrictions and conditions attaching to the Subscription Receipts; and

  any other material terms and conditions of the Subscription Receipts.

Prior to the exchange of their Subscription Receipts, holders of Subscription Receipts will not have any of the rights of holders of the securities to be received on the exchange of the Subscription Receipts.

Subscription Receipts, if issued in registered form, will be exchangeable for other Subscription Receipts of the same tenor, at the office indicated in the Prospectus Supplement. No charge will be made to the holder for any such exchange or transfer except for any tax or government charge incidental thereto.

DESCRIPTION OF WARRANTS

The following sets forth certain general terms and provisions of the Warrants. The Company will deliver an undertaking to the securities regulatory authority in each of the provinces and territories of Canada pursuant to which the Company will agree not to distribute pursuant to this Prospectus, as it may be supplemented or amended, any Warrants that are "novel" (as such term is defined in NI 44-102), including Warrants that are convertible into or exchange or exercisable for securities of an entity other than the Company or its affiliates, unless the applicable Prospectus Supplement(s) pertaining to the distribution of the novel securities is either (a) first approved for filing by the securities commissions or similar regulatory authorities in each of the provinces and territories of Canada where such novel securities are distributed, or (b) 10 business days have elapsed since the date of delivery to the applicable securities regulatory authority of the draft Prospectus Supplement in substantially final form and the applicable securities regulatory authority has not provided written comments on the draft Prospectus Supplement.

The Company may issue Warrants for the purchase of Common Shares and/or or other securities. The particular terms and provisions of the Warrants offered pursuant to this Prospectus will be set forth in the applicable Prospectus Supplement, and the extent to which the general terms and provisions described below may apply to such Warrants, will be described in such Prospectus Supplement.

Warrants may be offered separately or together with Common Shares, Preferred Shares, Debt Securities, Subscription Receipts or other Securities offered by any Prospectus Supplement and may be attached to, or separate from, any such offered Securities. Each series of Warrants will be issued under one or more warrant indentures, in each case between the Company and a warrant agent determined by the Company. Each such warrant indenture, as supplemented or amended from time to time, will set out the terms and conditions of the applicable Warrants. The statements in this Prospectus relating to any warrant indenture and the Warrants to be issued under it are summaries of anticipated provisions of an applicable warrant indenture and do not purport to be complete and are subject to, and are qualified in their entirety by reference to, all provisions of such warrant indenture, as applicable. A copy of any such warrant indenture will be available on SEDAR at www.sedar.com.

The Prospectus Supplement relating to any Warrants being offered will include specific terms and provisions of the Warrants being offered thereby. These terms and provisions will include some or all of the following:

  the designation of the Warrants;

  the aggregate number of Warrants offered and the offering price;

  the designation, number and terms of the Common Shares and/or other securities purchasable upon exercise of the Warrants, and procedures that will result in the adjustment of those numbers;

  the exercise price of the Warrants;

  the dates or periods during which the Warrants are exercisable;

  the designation and terms of any securities with which the Warrants are issued;

  if the Warrants are issued as a Unit with another Security, the date on and after which the Warrants and the other Security will be separately transferable;

  the currency or currency unit in which the exercise price is denominated;

  whether such Warrants will be subject to redemption or call, and if so, the terms of such redemption or call provisions;

  any minimum or maximum amount of Warrants that may be exercised at any one time;

  whether such Warrants will be listed on any securities exchange;

  whether the Warrants will be issued in fully registered or global form;

  any terms, procedures and limitations relating to the transferability, exchange or exercise of the Warrants;

  any other rights, privileges, restrictions and conditions attaching to the Warrants; and

  any other material terms and conditions of the Warrants.

Prior to the exercise of their Warrants, holders of Warrants will not have any of the rights of holders of the securities issuable on exercise of the Warrants.

Warrants, if issued in registered form, will be exchangeable for other Warrants of the same tenor, at the office indicated in the Prospectus Supplement. No charge will be made to the holder for any such exchange or transfer except for any tax or government charge incidental thereto.

DESCRIPTION OF UNITS

The following sets forth certain general terms and provisions of the Units. The Company may issue Units comprising any combination of the other Securities described in this Prospectus. Each Unit will be issued so that the holder of the Unit is also the holder of each Security included in the Unit. Thus, the holder of a Unit will have the rights and obligations of a holder of each Security comprising the Unit. The agreement, if any, under which a Unit is issued may provide that the Securities comprising the Unit may not be held or transferred separately, at any time or at any time before a specified date.

The Prospectus Supplement relating to any Units being offered will include specific terms and provisions of the Units being offered thereby. These terms and provisions will include some or all of the following:

  the designation and terms of the Units and of the Securities comprising the Units, including whether and under what circumstances those Securities may be held or transferred separately;

  any provisions for the issuance, payment, settlement, transfer or exchange of the Units or of the Securities comprising the Units;

  how, for income tax purposes, the purchase price paid for the Units is to be allocated among the component Securities;

  the currency or currency units in which the Units may be purchased and the underlying Securities denominated;

  whether such Units will be listed on any securities exchange;

  whether the Units and the underlying Securities will be issued in fully registered or global form;

  any other rights, privileges, restrictions and conditions attaching to the Units; and

  any other materials terms and conditions of the Units and the underlying Securities.

The preceding description and any description of Units in the applicable Prospectus Supplement does not purport to be complete and is subject to and is qualified in its entirety by reference to, if applicable, the unit agreement, collateral arrangements and depositary arrangements relating to such Units.

SELLING SECURITYHOLDERS

This Prospectus may also, from time to time, relate to the offering of Securities by way of a secondary offering by certain selling securityholders. The terms under which the Securities will be offered by selling securityholders will be described in the Prospectus Supplement. In connection with any secondary offering, in respect of any selling securityholder that is resident outside of Canada, the Company will file a non-issuer's submission to jurisdiction form on behalf of such selling securityholder with the corresponding Prospectus Supplement. The Prospectus Supplement for, or including, any offering of the Securities by selling securityholders will include, without limitation, where applicable:

  the names of the selling securityholders;

  the number or amount of Securities owned, controlled or directed by each of the selling securityholders;

  the number or amount of Securities being distributed for the account of each selling securityholder;

  the number or amount of Securities to be owned, controlled or directed by each of the selling securityholders after the distribution, and the percentage that number or amount represents out of the total number or amount of outstanding Securities of the class or series being distributed;

  whether the Securities are owned by the selling securityholders both of record and beneficially, of record only, or beneficially only;

  if the selling securityholder purchased any of the Securities held by it in the two years preceding the date of the Prospectus Supplement, the date or dates the selling securityholder acquired the Securities; and

  if the selling securityholder acquired the Securities held by it in the 12 months preceding the date of the Prospectus Supplement, the cost thereof to the selling securityholder in the aggregate and on an average cost-per-security basis.

PLAN OF DISTRIBUTION

The Company or a selling securityholder may, during the 25-month period that this Prospectus remains effective, offer for sale and issue, as applicable, the Securities, separately or together: (i) through underwriters, dealers or agents purchasing as principal or acting as agent; (ii) directly to one or more purchasers, including sales upon the exercise of conversion or exchange rights attaching to convertible or exchangeable securities held by the purchaser; or (iii) through a combination of any of these methods of sale. Securities sold to the public pursuant to this Prospectus may be offered and sold exclusively in Canada or the United States, or in both jurisdictions. The Prospectus Supplement relating to each offering of Securities will indicate the jurisdiction or jurisdictions in which such offering is being made to the public, identify each underwriter, dealer or agent, as the case may be, and will also set forth the terms of that offering, including the purchase price or prices of the Securities (or the manner of determination thereof if offered on a non-fixed price basis), the proceeds to the Company or, if applicable, the selling securityholder(s) and any underwriters', dealers' or agents' fees, commissions or other items constituting underwriters' or agents' compensation. Only underwriters, dealers or agents so named in the applicable Prospectus Supplement are deemed to be underwriters, dealers or agents, as the case may be, in connection with the Securities offered thereby. A Prospectus Supplement may provide that the Securities sold thereunder will be "flow-through" securities.

The Securities may be sold, from time to time in one or more transactions at a fixed price or prices which may be changed or at market prices prevailing at the time of sale, at prices related to such prevailing market prices or at negotiated prices, including sales in transactions that are deemed to be "at-the-market distributions" as defined in NI 44-102, including sales made directly on the TSX, the NYSE or other existing trading markets for the securities. The prices at which the Securities may be offered may vary between purchasers and during the period of distribution.

If, in connection with the offering of Securities at a fixed price or prices, the underwriters have made a bona fide effort to sell all of the Securities at the initial offering price fixed in the applicable Prospectus Supplement, the offering price may be decreased and thereafter further changed, from time to time, to an amount not greater than the initial offering price fixed in such Prospectus Supplement, in which case the compensation realized by the underwriters will be decreased by the amount that the aggregate price paid by purchasers for the Securities is less than the gross proceeds paid by the underwriters to the Company.

Any offering of Preferred Shares, Debt Securities, Subscription Receipts, Warrants or Units will be a new issue of Securities with no established trading market. Unless otherwise specified in the applicable Prospectus Supplement, Preferred Shares, Debt Securities, Subscription Receipts, Warrants and Units will not be listed on any securities exchange. There is no market through which the Securities, other than the Common Shares, may be sold and purchasers may not be able to resell such Securities purchased under this Prospectus and any applicable Prospectus Supplement. This may affect the pricing of such Securities in the secondary market, the transparency and availability of trading prices, the liquidity of such Securities, and the extent of issuer regulation. See "Risk Factors".

Underwriters, dealers or agents may make sales of Securities in privately negotiated transactions and/or any other method permitted by law, including sales deemed to be an "at-the-market distribution" and subject to limitations imposed by and the terms of any regulatory approvals required and obtained under, applicable Canadian securities laws, which includes sales made directly on an existing trading market for the Common Shares, or sales made to or through a market maker other than on an exchange. In connection with any offering of Securities, except with respect to "at-the-market distributions" or as otherwise set out in a Prospectus Supplement relating to a particular offering of Securities, the underwriters, dealers or agents may over-allot or effect transactions which are intended to stabilize or maintain the market price of the offered Securities at a level other than that which might otherwise prevail in the open market. Such transactions may be commenced, interrupted or discontinued at any time. No underwriter, dealer or agent involved in an "at-the-market distribution", no affiliate of such an underwriter, dealer or agent and no person or company acting jointly or in concert with such an underwriter, dealer or agent may, in connection with the distribution, enter into any transaction that is intended to stabilize or maintain the market price of the Securities distributed, including selling an aggregate number or principal amount of securities that would result in the underwriter, dealer or agent creating an over-allocation position in the Securities distributed.

If underwriters or dealers purchase Securities as principals, the Securities will be acquired by the underwriters or dealers for their own account and may be resold from time to time in one or more transactions, including negotiated transactions, at a fixed offering price or at varying prices determined at the time of sale. The obligations of the underwriters or dealers to purchase those Securities will be subject to certain conditions precedent, and the underwriters or dealers will be obligated to purchase all the Securities offered by the Prospectus Supplement if any of such Securities are purchased. If agents are used in an offering, unless otherwise indicated in the Prospectus Supplement, such agents will be acting on a "best efforts" basis for the period of their appointment. Any offering price and any discounts or concessions allowed or re-allowed or paid may be changed from time to time.

Under agreements which may be entered into by the Company and, if applicable, selling securityholder(s), underwriters, dealers and agents who participate in the distribution of Securities may be entitled to indemnification by the Company and, if applicable, selling securityholder(s), against certain liabilities, including liabilities under securities legislation, or to contribution with respect to payments which such underwriters, dealers or agents may be required to make in respect thereof. Such underwriters, dealers and agents may be customers of, engage in transactions with, or perform services for, the Company and/or any selling securityholder in the ordinary course of business.

USE OF PROCEEDS

Unless otherwise specified in a Prospectus Supplement, the net proceeds to the Company from the sale of Securities will be used for general corporate purposes, including funding ongoing operations and/or working capital requirements, to repay indebtedness outstanding from time to time and for discretionary capital programs. Specific information about the use of the net proceeds to the Company of any offering of Securities under this Prospectus and the specific business objectives which the Company expects to accomplish with such proceeds will be set forth in the applicable Prospectus Supplement relating to that offering of Securities.

There may be circumstances where, based on results obtained or for other sound business reasons, a reallocation of funds may be necessary or prudent. Accordingly, management of the Company will have broad discretion in the application of the net proceeds of an offering of Securities. The actual amount that the Company spends in connection with each intended use of proceeds may vary significantly from the amounts specified in the applicable Prospectus Supplement and will depend on a number of factors, including those referred to under "Risk Factors" in this Prospectus and in the documents incorporated by reference herein and any other factors set forth in the applicable Prospectus Supplement. The Company may invest funds which it does not immediately use. Such investments may include short-term marketable investment grade securities denominated in Canadian dollars, United States dollars or other currencies. The Company may, from time to time, issue securities (including debt securities) other than pursuant to this Prospectus.

To date, the Company has not generated significant revenues from operations. The Company had negative operating cash flows for the year ended December 31, 2021 and for the nine months ended September 30, 2022 and the Company may continue to incur negative operating cash flows. As a result, the Company may need to allocate a portion of its existing working capital or a portion of the proceeds of any offering of Securities to fund any such negative operating cash flow in future periods. See "Risk Factors - Negative Operating Cash Flows".

The Company will not receive any proceeds from any sale of Common Shares or other Securities by a selling securityholder.

TRADING PRICE AND VOLUME

The outstanding Common Shares are listed and posted for trading in Canada on the TSX and in the United States on the NYSE under the symbol "LAC". Trading prices and volumes of the Common Shares for the previous 12-month period will be provided, as required, in each Prospectus Supplement.

PRIOR SALES

Information in respect of prior sales of Common Shares and other Securities distributed under this Prospectus and for securities that are convertible into or exchangeable for Common Shares or such other Securities within the previous 12-month period will be provided, as required, in a Prospectus Supplement with respect to the issuance of Common Shares and/or other Securities pursuant to such Prospectus Supplement.

CERTAIN INCOME TAX CONSIDERATIONS

Owning any of the Securities may subject holders to tax consequences. The applicable Prospectus Supplement may describe certain material Canadian federal income tax considerations generally applicable to investors described therein of the acquisition, ownership and disposition of any Securities offered thereunder. The applicable Prospectus Supplement may describe certain United States federal income tax considerations generally applicable to investors described therein who are U.S. persons (within the meaning of the United States Internal Revenue Code of 1986, as amended) of the acquisition, ownership and disposition of any Securities offered thereunder. Prospective investors should consult their own tax advisors prior to deciding to purchase any of the Securities.

RISK FACTORS

An investment in the Securities is speculative and subject to a number of risks, including those set forth below and in the Company's then-current annual information form and in the then-current management's discussion and analysis for our most recently completed financial year and interim financial period, if applicable. Additional risk factors relating to a specific offering of Securities will be described in the applicable Prospectus Supplement.

Prospective investors should carefully consider these risks, in addition to the information contained and incorporated by reference herein and in the Prospectus Supplement relating to an offering and the information incorporated by reference therein, before purchasing Securities. Some of the risk factors described herein and in the documents incorporated by reference herein (including subsequently filed documents incorporated by reference herein), including the applicable Prospectus Supplement are interrelated and, consequently, investors should treat such risk factors as a whole. If any of the events identified in these risks and uncertainties were to actually occur, it could have a material adverse effect on the business, assets, financial condition, results of operations or prospects of the Company. These are not the only risks and uncertainties that the Company faces. Additional risks and uncertainties not presently known to the Company or that are currently considered immaterial may also have a material adverse effect on the business, assets, financial condition, results of operations or prospects of the Company. The Company cannot assure you that it will successfully address any or all of these risks. There is no assurance that any risk management steps taken will avoid future loss due to the occurrence of the risks described in this Prospectus or the applicable Prospectus Supplement or the documents incorporated by reference herein and therein or other unforeseen risks.

There is No Market for Certain of the Securities

Unless otherwise specified in the applicable Prospectus Supplement, the Preferred Shares, Debt Securities, Subscription Receipts, Warrants and Units will not be listed on any securities exchange. There is no market through which the Securities, other than the Common Shares, may be sold and purchasers may not be able to resell such Securities purchased under this Prospectus and any applicable Prospectus Supplement. This may affect the pricing of such Securities in the secondary market, the transparency and availability of trading prices, the liquidity of such Securities, and the extent of issuer regulation.

Dilution from Further Financings

The Company may need to raise additional financing in the future through the issuance of additional equity securities or convertible debt securities. If the Company raises additional funding by issuing additional equity securities or convertible debt securities, such financings may substantially dilute the interests of shareholders of the Company and reduce the value of their investment and the value of the Company's securities.

Active Liquid Market for Common Shares

There may not be an active, liquid market for the Common Shares. There is no guarantee that an active trading market for the Common Shares will be maintained on the TSX and/or the NYSE. Investors may not be able to sell their Common Shares quickly or at the latest market price if trading in the Common Shares is not active.

Discretion in the Use of Proceeds

Management will have broad discretion concerning the use of the net proceeds from the offering of any Securities, as well as the timing of their expenditures. Depending on fluctuations in lithium prices and other factors, the intended use of net proceeds from the offering of any Securities may change. As a result, an investor will be relying on the judgment of management for the application of the net proceeds from the offering of any Securities. Management may use the net proceeds from the offering of any Securities in ways that an investor may not consider desirable if they believe it would be in the best interests of the Company to do so. The results and the effectiveness of the application of proceeds from an offering of any Securities are uncertain. If the proceeds are not applied effectively, the Company's business, financial condition, results of operations or prospects may suffer.

Negative Operating Cash Flows

To date, the Company has not generated significant revenues from operations. The Company had negative operating cash flows for the year ended December 31, 2021 and for the nine months ended September 30, 2022 and the Company may continue to incur negative operating cash flows. As a result, the Company may need to allocate a portion of its existing working capital or a portion of the proceeds of any offering of Securities to fund any such negative operating cash flow in future periods.

Separation Transaction

The proposed Separation will be subject to customary conditions and approvals, including completion of an arrangement agreement and plan of arrangement, receipt of a CRA ruling and an IRS ruling, the receipt of all required third party, court, tax, stock exchange and regulatory approvals and the final approval of the Board of Directors and shareholders at a meeting expected to be held to consider the Separation transaction. The Separation will be subject to certain conditions that are outside the control of the Company and there can be no certainty that all conditions to the Separation will be satisfied or completed, that all approvals required to complete the Separation will be received, or that the Separation will be completed on the anticipated terms and timeline described herein, or at all. There can be no assurance that future factors or events will not arise which make it inadvisable to proceed with, or advisable to delay or alter the structure of, the Separation, and the Company will be responsible for all of the costs related to the Separation whether or not it is completed.

If the Separation is completed, there are risks associated with holding securities of Lithium Americas (NewCo) and Lithium International as entities with an unproven track record on a standalone basis, and there can be no assurances as to the successful performance and operations or as to the financial condition of Lithium Americas (NewCo) and Lithium International as separately traded public companies, including as a result of the need to build out the executive and operational teams of Lithium Americas (NewCo) and Lithium International and in light of the reduced geographical and property portfolio diversification resulting from the Separation. In addition, there can be no certainty that the potential benefits of the proposed Separation will be realized, and the proposed Separation may have an impact on the trading price for, and the market for trading in, the securities of the Company (and, assuming completion of the Separation, the securities of Lithium Americas (NewCo) and Lithium International).

Arena Minerals Transaction

The Arena Transaction will be subject to customary conditions and approvals, including Arena securityholder approval, the receipt of certain regulatory and court approvals, including the approvals of the TSX, NYSE and TSX Venture Exchange, any required approval under the Investment Canada Act, and other closing conditions customary for transactions of this nature. The Arena Transaction will be subject to certain conditions that are outside the control of the Company and there can be no certainty that all conditions to the Arena Transaction will be satisfied or completed, that all approvals required to complete the Arena Transaction will be received, or that the Arena Transaction will be completed on the anticipated terms and timeline described herein, or at all. There can be no assurance that future factors or events will not arise which make it inadvisable to proceed with, or advisable to delay or alter the structure of, the Arena Transaction, and the Company will be responsible for certain costs related to the Arena Transaction whether or not it is completed. In addition, there can be no certainty that Arena's business will be successfully integrated or that the potential benefits of the Arena Transaction will be realized, and the Arena Transaction will result in the dilution of the interests of shareholders of the Company and may have an impact on the trading price for, and the market for trading in, the securities of the Company (and, assuming completion of the Separation, the securities of Lithium Americas (NewCo) and Lithium International).

GM Transaction

There is a risk that the GM Transaction is not completed. The GM Transaction will be subject to a number of conditions and approvals, including in connection with the first tranche, the approval of the TSX and the NYSE and a ruling by the U.S. District Court of Nevada under the ROD appeal that does not result in vacatur of the ROD (which ruling was received from the U.S. District Court of Nevada on February 6, 2023), and in connection with the second tranche, the Company securing sufficient funding to complete the development of Phase 1 of the Thacker Pass Project as set out in the Thacker Pass TR, among other conditions. Many of these conditions are outside the control of the Company and there can be no certainty that all conditions to either or both tranches of the GM Transaction will be satisfied or completed, that all approvals required to complete the GM Transaction will be received, or that the GM Transaction will be completed on the anticipated terms and timeline described herein and in the GM Transaction and Thacker Pass TR MCR, or at all. The Company has also committed to seeking shareholder approval for the pricing of the second tranche investment and to permit GM to acquire a 20% or greater interest in the Company, in order to meet anticipated requirements of the TSX, and failure to obtain such approvals could result in limitations on the size and scope of the second tranche.

In addition, there can be no certainty that the potential benefits of the GM Transaction will be realized, and there is a risk that the dilution of the interests of shareholders of the Company arising from the GM Transaction will have an impact on the trading price for, and the market for trading in, the securities of the Company (and, assuming completion of the Separation, the securities of Lithium Americas (NewCo) and Lithium International). Upon closing of the first tranche of the GM Transaction, GM will also be granted a set of investor rights, based upon certain ownership thresholds and production commitments with the Company, which may affect the rights and entitlements of other securityholders of the Company adversely and restrict certain actions of the Company, including with respect to Board of Directors nomination rights, oversight, and participation in future equity issuances of the Company.

LEGAL MATTERS

Unless otherwise specified in the Prospectus Supplement relating to a specific offering of Securities, certain legal matters relating to the offering of the Securities will be passed upon on behalf of the Company by Cassels Brock & Blackwell LLP with respect to matters of Canadian law. As at the date of this Prospectus, the partners and associates of Cassels Brock & Blackwell LLP, as a group, beneficially own, directly or indirectly, less than 1% of the outstanding securities of any class or series of the Company.

AUDITORS, TRANSFER AGENT AND REGISTRAR

PricewaterhouseCoopers LLP, Chartered Professional Accountants, is the auditor of the Company and has confirmed that it is independent of the Company within the meaning of the Code of Professional Conduct of the Chartered Professional Accountants of British Columbia and in accordance with the applicable rules and regulations of the SEC and the Public Company Accounting Oversight Board (United States).

The registrar and transfer agent for the Common Shares is Computershare Investor Services Inc., located at its principal offices in Vancouver, British Columbia.

INTERESTS OF EXPERTS

Each of Ernest Burga, P.Eng., David Burga, P.Geo., Daniel Weber, P.G., RM-SME, Marek Dworzanowski, C.Eng., Pr.Eng., BSc. (Hons.), FIMMM, FSAIMM and Anthony Sanford, Pr.Sci.Nat. is a "qualified person" for the purposes of NI 43-101 who authored certain portions of the Cauchari TR. To the knowledge of the Company, none of such authors nor the respective firms they work with had an interest in any securities or other properties of the Company, its associates or affiliates as at the date of the Cauchari TR or as at the date hereof.

Each of Daniel Roth, P.E., P.Eng., Walter Mutler, P.Eng., Laurie Tahija, QP-MMSA, Kevin Bahe, P.E., Eugenio Iasillo, P.E., Paul Kaplan, P.E., Kevin Martina, P.Eng., Tyler Cluff, RM-SME, Benson Chow, RM-SME and Bruce Shannon, P.E. is a "qualified person" for the purposes of NI 43-101 who authored certain portions of the Thacker Pass TR. To the knowledge of the Company, none of such authors nor the respective firms they work with had an interest in any securities or other properties of the Company, its associates or affiliates as at the date of the Thacker Pass TR or as at the date hereof.

Rene LeBlanc, Chief Technical Officer of the Company, is the "qualified person" for the purposes of NI 43-101 who reviewed and approved certain technical and scientific information disclosed in this Prospectus and in the 2021 AIF, the 2021 Annual MD&A, the 2022 Q3 Interim MD&A and the GM Transaction and Thacker Pass TR MCR. Mr. LeBlanc's holdings of securities of the Company as at the date hereof do not exceed 1% of the issued and outstanding securities of the Company.

GLOSSARY OF TERMS

When used in this Prospectus, the following terms have the meanings set forth below unless expressly indicated otherwise.

"2021 AIF" has the meaning given to that term under "Documents Incorporated by Reference".

"2021 Annual MD&A" has the meaning given to that term under "Documents Incorporated by Reference".

"2022 Q3 Interim MD&A" has the meaning given to that term under "Documents Incorporated by Reference".

"Arena" has the meaning given to that term under "Business of the Company - Recent Developments - Arena Minerals Transaction".

"Arena Share" has the meaning given to that term under "Business of the Company - Recent Developments - Arena Minerals Transaction".

"Arena Transaction" has the meaning given to that term under "Business of the Company - Recent Developments - Arena Minerals Transaction".

"Arrangement" means an arrangement among the Company, Millennial Lithium and the securityholders of Millennial Lithium on the terms and subject to the conditions set out in a plan of arrangement under section 288 of the BCBCA, the terms of which were agreed to between the Company and Millennial Lithium by way of an arrangement agreement dated November 17, 2021 and approved by the Supreme Court of British Columbia in a final order dated January 11, 2022.

"BCBCA" means the Business Corporations Act (British Columbia).

"BLM" means the U.S. Department of the Interior Bureau of Land Management.

"Board of Directors" means the board of directors of the Company.

"Cauchari TR" means the technical report titled "Updated Feasibility Study and Reserve Estimation to Support 40,000 tpa Lithium Carbonate Production at the Cauchari-Olaroz Salars, Jujuy Province, Argentina" with an effective date of September 30, 2020.

"Cauchari-Olaroz Project" means the Company's Cauchari-Olaroz brine lithium project located in the Province of Jujuy in Northwest Argentina.

"CIM" has the meaning given to that term under "Notice Regarding Representation of Mineral Reserve and Mineral Resource Estimates".

"CIM Definition Standards" has the meaning given to that term under "Notice Regarding Representation of Mineral Reserve and Mineral Resource Estimates".

"Common Shares" has the meaning given to that term on the cover page of this Prospectus.

"Company" has the meaning given to that term on the cover page of this Prospectus.

"Consolidation" means the share consolidation effected on November 8, 2017, pursuant to which the Common Shares were consolidated on the basis of one Common Share for every five previously-outstanding Common Shares.

"Convertible Notes" means the 1.75% convertible senior notes of the Company due in 2027.

"COVID-19" means the COVID-19 novel coronavirus.

"CRA" means Canada Revenue Agency.

"Debt Securities" has the meaning given to that term on the cover page of this Prospectus.

"DSUs" means the deferred share units of the Company.

"Exchange Act" means the United States Securities Exchange Act of 1934, as amended.

"forward-looking information" has the meaning given to that term under "Forward-Looking Information".

"Ganfeng" means Ganfeng Lithium Co., Ltd., and as applicable, its wholly-owned subsidiaries GFL International Co., Ltd. and Ganfeng Lithium Netherlands Co., B.V.

"Global Securities" has the meaning given to that term under "Description of Debt Securities".

"GM" means General Motors Co.

"GM Transaction" means the transaction pursuant to which GM will make a $650 million equity investment in the Company, as more particularly described in the GM Transaction and Thacker Pass TR MCR.

"GM Transaction and Thacker Pass TR MCR" has the meaning given to that term under “Documents Incorporated by Reference”.

"IASB" has the meaning given to that term on the cover page of this Prospectus.

"IFRS" has the meaning given to that term on the cover page of this Prospectus.

"Indenture" has the meaning given to that term under "Description of Debt Securities".

"IRS" means Internal Revenue Service.

"JEMSE" means Jujuy Energia y Mineria Sociedad del Estado, the government of Jujuy's mining investment company, involved in the development and regulations of mining projects in the Argentinean province of Jujuy.

"LAC" or "we" has the meaning given to that term on the cover page of this Prospectus.

"Lithium Americas (NewCo)" has the meaning given to that term under "Business of the Company - Recent Developments - Separation Transaction".

"Lithium International" has the meaning given to that term under "Business of the Company - Recent Developments - Separation Transaction".

"MJDS" has the meaning given to that term on the cover page of this Prospectus.

"Millennial Lithium" means Millennial Lithium Corp.

"Millennial Transaction" means the acquisition of 100% of the issued and outstanding common shares in the capital of Millennial Lithium pursuant to the Arrangement on January 25, 2022 and the completion of the final step of the Arrangement on January 26, 2022.

"Minera Exar" means Minera Exar S.A.

"NI 43-101" means National Instrument 43-101 - Standards of Disclosure for Mineral Projects.

"NI 44-101" means National Instrument 44-101 - Short Form Prospectus Distributions.

"NI 44-102" means National Instrument 44-102 - Shelf Distributions.

"NYSE" has the meaning given to that term on the cover page of this Prospectus.

"Options" means the incentive stock options of the Company.

"Pastos Grandes Project" means the Company's Pastos Grandes lithium brine mineral project located in the Province of Salta in Northwest Argentina, which was recently acquired in connection with the Millennial Transaction.

"Preferred Shares" has the meaning given to that term on the cover page of this Prospectus.

"Prospectus" has the meaning given to that term on the cover page of this Prospectus.

"Prospectus Supplement" has the meaning given to that term on the cover page of this Prospectus.

"PSUs" means the performance share units of the Company.

"ROD" means the BLM's Record of Decision with respect to the Thacker Pass Project.

"ROD MCR" has the meaning given to that term under "Documents Incorporated by Reference".

"RSUs" means the restricted share units of the Company.

"SEC" has the meaning given to that term on the cover page of this Prospectus.

"Securities" has the meaning given to that term on the cover page of this Prospectus.

"Separation" has the meaning given to that term under "Business of the Company - Recent Developments - Separation Transaction".

"Subscription Receipts" has the meaning given to that term on the cover page of this Prospectus.

"Thacker Pass Project" means the Company's lithium project property located in Humboldt County, Nevada.

"Thacker Pass TR" means the technical report titled "Feasibility Study National Instrument 43-101 Technical Report for the Thacker Pass Project, Humboldt County, Nevada, USA" with an effective date of November 2, 2022.

"Trustee" has the meaning given to that term under "Description of Debt Securities".

"TSX" has the meaning given to that term on the cover page of this Prospectus.

"Units" has the meaning given to that term on the cover page of this Prospectus.

"Warrants" has the meaning given to that term on the cover page of this Prospectus.

PART II

INFORMATION NOT REQUIRED TO BE DELIVERED TO
OFFEREES OR PURCHASERS

Indemnification of Directors and Officers

Section 160 of the Business Corporations Act (British Columbia) (the "BCBCA") provides that the Registrant may do one or both of the following:

(a) indemnify an eligible party (as defined below) against all eligible penalties (as defined below) to which the eligible party is or may be liable;

(b) after the final disposition of an eligible proceeding (as defined below), pay the expenses (as defined below) actually or reasonably incurred by an eligible party in respect of that proceeding.

However, after the final disposition of an eligible proceeding, the Registrant must pay the expenses actually and reasonably incurred by an eligible party in respect of that proceeding if the eligible party: (i) has not been reimbursed for those expenses; and (ii) is wholly successful, on the merits or otherwise, in the outcome of the proceeding or is substantially successful on the merits in the outcome of the proceeding.  The BCBCA also provides that the Registrant may pay, as they are incurred in advance of the final disposition of an eligible proceeding, the expenses actually and reasonably incurred by an eligible party in respect of that proceeding provided the Registrant first receives from the eligible party a written undertaking that, if it is ultimately determined that the payment of expenses is prohibited under the BCBCA, the eligible party will repay the amounts advanced.

For the purposes of the applicable division of the BCBCA, an "eligible party", in relation to the Registrant, means an individual who:

(a) is or was a director or officer of the Registrant;

(b) is or was a director or officer of another corporation at a time when the corporation is or was an affiliate of the Registrant, or at the request of the Registrant; or

(c) at the request of the Registrant, is or was, or holds or held a position equivalent to that of, a director or officer of a partnership, trust, joint venture or other unincorporated entity,

and includes, with some exceptions, the heirs and personal or other legal representatives of that individual.

An "eligible penalty" under the BCBCA means a judgment, penalty or fine awarded or imposed in, or an amount paid in settlement of, an eligible proceeding.

An "eligible proceeding" under the BCBCA is a proceeding in which an eligible party or any of the heirs and personal or other legal representatives of the eligible party, by reason of the eligible party being or having been a director or officer of, or holding or having held a position equivalent to that of a director or officer of, the Registrant or an associated corporation, is or may be joined as a party, or is or may be liable for or in respect of a judgment, penalty or fine in, or expenses related to, the proceeding.

A "proceeding" includes any legal proceeding or investigative action, whether current, threatened, pending or completed.

"expenses" include costs, charges and expenses, including legal and other fees, but does not include judgments, penalties, fines or amounts paid in settlement of a proceeding.

An "associated corporation" means a corporation or entity referred to in paragraph (b) or (c) of the definition of "eligible party" above.

Notwithstanding the foregoing, the BCBCA prohibits the Registrant from indemnifying an eligible party or paying the expenses of an eligible party if any of the following circumstances apply:

(a) if the indemnity or payment is made under an earlier agreement to indemnify or pay expenses and, at the time such agreement was made, the Registrant was prohibited from giving the indemnity or paying the expenses by its memorandum or articles;

(b) if the indemnity or payment is made otherwise than under an earlier agreement to indemnify or pay expenses and, at the time that the indemnity or payment is made, the Registrant is prohibited from giving the indemnity or paying the expenses by its memorandum or articles;

(c) if, in relation to the subject matter of the eligible proceeding, the eligible party did not act honestly and in good faith with a view to the best interest of the Registrant or the associated corporation, as the case may be; or

(d) in the case of an eligible proceeding other than a civil proceeding, if the eligible party did not have reasonable grounds for believing that the eligible party's conduct in respect of which the proceeding was brought was lawful.

Additionally, if an eligible proceeding is brought against an eligible party by or on behalf of the Registrant or an associated corporation, the Registrant must not indemnify the eligible party or pay or advance the expenses of the eligible party in respect of that proceeding.

Whether or not payment of expenses or indemnification has been sought, authorized or declined under the BCBCA, section 164 of the BCBCA provides that, on the application of the Registrant or an eligible party, the Supreme Court of British Columbia may do one or more of the following:

(a) order the Registrant to indemnify an eligible party against any liabilities incurred by the eligible party in respect of an eligible proceeding;

(b) order the Registrant to pay some or all of the expenses incurred by an eligible party in respect of an eligible proceeding;

(c) order the enforcement of, or any payment under, an agreement of indemnification entered into by the Registrant;

(d) order the Registrant to pay some or all of the expenses actually and reasonably incurred by any person in obtaining an order under section 164; or

(e) make any other order the court considers appropriate.

The BCBCA provides that the Registrant may purchase and maintain insurance for the benefit of an eligible party or the heirs and personal or other legal representatives of the eligible party against any liability that may be incurred by reason of the eligible party being or having been a director or officer of, or holding or having held a position equivalent to that of a director or officer of, the Registrant or an associated corporation.

The Registrant's articles provide that the Registrant must indemnify a director, former director or alternate director of the Registrant and his or her heirs and legal personal representatives against all eligible penalties to which such person is or may be liable, and the Registrant must, after the final disposition of an eligible proceeding, pay the expenses actually and reasonably incurred by such person in respect of that proceeding.  Each director and alternate director is deemed to have contracted with the Registrant on the terms of the indemnity above.

The Registrant's articles define "eligible penalty" to mean a judgment, penalty or fine awarded or imposed in, or an amount paid in settlement of, an eligible proceeding.  An "eligible proceeding" means a legal proceeding or investigative action, whether current, threatened, pending or completed, in which a director, former director or alternate director of the Registrant (an "eligible party") or any of the heirs and legal personal representatives of the eligible party, by reason of the eligible party being or having been a director or alternate director of the Registrant (a) is or may be joined as a party; or (b) is or may be liable for or in respect of a judgment, penalty or fine in, or expenses related to, the proceeding.

The Registrant's articles further provide that subject to any restrictions in the BCBCA, the Registrant may indemnify any person.  The failure of a director, alternate director or officer of the Registrant to comply with the BCBCA or the Registrant's articles does not invalidate any indemnity to which he or she is entitled under the Registrant's articles.

The Registrant is authorized by its articles to purchase and maintain insurance for the benefit of any person (or his or her heirs or legal personal representatives) who: (i) is or was a director, alternate director, officer, employee or agent of the Registrant; (ii) is or was a director, alternate director, officer, employee or agent of a corporation at a time when the corporation is or was an affiliate of the Registrant; (iii) at the request of the Registrant, is or was a director, alternate director, officer, employee or agent of a corporation or of a partnership, trust, joint venture or other unincorporated entity; (iv) at the request of the Registrant, holds or held a position equivalent to that of a director, alternate director or officer of a partnership, trust, joint venture or other unincorporated entity; against any liability incurred by him or her as such director, alternate director, officer, employee or agent or person who holds or held such equivalent position.

* * *

Insofar as indemnification for liabilities arising under the Securities Act may be permitted to directors, officers or persons controlling the Registrant pursuant to the foregoing provisions, the Registrant has been informed that in the opinion of the SEC such indemnification is against public policy as expressed in the Securities Act, and is therefore unenforceable.

EXHIBIT INDEX

Exhibit Number	Description
4.1

The annual information form of the Registrant dated March 15, 2022 for the year ended December 31, 2021, except for the information contained under the heading "Description of the Business - Thacker Pass Project" therein (incorporated by reference from Exhibit No. 99.1 to the Registrant’s Form 40-F, filed with the Commission on March 18, 2022)

4.2

The Registrant's audited consolidated financial statements as at and for the years ended December 31, 2021 and 2020, together with the notes thereto and the independent auditor's report thereon (incorporated by reference from Exhibit No. 99.2 to the Registrant's Form 40-F, filed with the Commission on March 18, 2022)

4.3

The management's discussion and analysis of the results of operations and financial condition of the Registrant for the year ended December 31, 2021 (incorporated by reference from Exhibit No. 99.3 to the Registrant's Form 40-F, filed with the Commission on March 18, 2022)

4.4

The Registrant's unaudited condensed consolidated interim financial statements as at and for the three- and nine-month periods ended September 30, 2022 and 2021, together with the notes thereto (incorporated by reference from Exhibit No. 99.1 to the Registrant's Form 6-K, filed with the Commission on October 28, 2022)

4.5

The management's discussion and analysis of the results of operations and financial condition of the Registrant for the three- and nine-month periods ended September 30, 2022 (incorporated by reference from Exhibit No. 99.2 to the Registrant's Form 6-K, filed with the Commission on October 28, 2022)

4.6

The management information circular of the Registrant dated May 6, 2022 prepared in connection with the annual general and special meeting of shareholders held on June 21, 2022 (incorporated by reference from Exhibit No. 99.2 to the Registrant's Form 6-K, filed with the Commission on May 19, 2022)

4.8	The material change report of the Registrant dated February 4, 2022 (incorporated by reference from Exhibit No. 99.1 to the Registrant's Form 6-K, filed with the Commission on March 7, 2022)

4.9	The material change report of the Registrant dated February 7, 2023 (incorporated by reference from Exhibit No. 99.1 to the Registrant’s Form 6-K, filed with the Commission on February 8, 2023)

4.10	The material change report of the Registrant dated February 7, 2023 (incorporated by reference from Exhibit No. 99.2 to the Registrant’s Form 6-K, filed with the Commission on February 8, 2023)

5.1	Consent of PricewaterhouseCoopers LLP

5.2	Consent of David Burga

5.3	Consent of Ernest Burga

5.4	Consent of Daniel Weber

5.5	Consent of Marek Dworzanowski

5.6	Consent of Anthony Sanford

5.7	Consent of Daniel Roth

5.8	Consent of Walter Mutler

5.9	Consent of Laurie Tahija

5.10	Consent of Kevin Bahe

5.11	Consent of Eugenio Iasillo

5.12	Consent of Paul Kaplan

5.13	Consent of Kevin Martina

5.14	Consent of Tyler Cluff

5.15	Consent of Benson Chow

5.16	Consent of Bruce Shannon

5.17	Consent of Rene LeBlanc

6.1	Powers of Attorney (included on the signature page of this Registration Statement).

7.1	Form of Indenture

107	Filing Fee Table

PART III

UNDERTAKING AND CONSENT TO SERVICE OF PROCESS

Item 1. Undertaking

        The Registrant undertakes to make available, in person or by telephone, representatives to respond to inquiries made by the Commission staff, and to furnish promptly, when requested to do so by the Commission staff, information relating to the securities registered pursuant to Form F-10 or to transactions in said securities.

Item 2. Consent to Service of Process

        A written Appointment of Agent for Service of Process and Undertaking on Form F-X for the Registrant and its agent for service of process is being filed concurrently herewith.

        Any change to the name or address of the agent for service of process of the Registrant shall be communicated promptly to the Commission by amendment to Form F-X referencing the file number of this Registration Statement on Form F-10.

SIGNATURES

        Pursuant to the requirements of the Securities Act of 1933, as amended, the registrant certifies that it has reasonable grounds to believe that it meets all of the requirements for filing on Form F-10 and has duly caused this Registration Statement to be signed on its behalf by the undersigned, thereunto duly authorized, in the City of Vancouver, Country of Canada on February 8, 2023.

LITHIUM AMERICAS CORP.

By:	/s/ Eduard Epshtein
Name: Eduard Epshtein
Title: Chief Financial Officer

POWER OF ATTORNEY

        KNOW ALL MEN BY THESE PRESENTS, that each person whose signature appears below constitutes and appoints Jonathan Evans and Eduard Epshtein or any of them, his or her true and lawful attorneys-in-fact and agents, each of whom may act alone, with full powers of substitution and resubstitution, for him or her and in his or her name, place and stead, in any and all capacities, to sign any or all amendments to this Registration Statement, including post-effective amendments, and any and all additional registration statements (including amendments and post-effective amendments thereto) in connection with any increase in the amount of securities registered with the Securities and Exchange Commission, and to file the same, with all exhibits thereto, and other documents and in connection therewith, with the Securities and Exchange Commission, granting unto said attorneys-in-fact and agents, and each of them full power and authority to do and perform each and every act and thing requisite and necessary to be done in and about the premises, as fully to all intents and purposes as he or she might or could do in person, and hereby ratifies and confirms all his or her said attorneys-in-fact and agents or any of them or his or her substitute or substitutes may lawfully do or cause to be done by virtue hereof.

        This Power of Attorney may be executed in multiple counterparts, each of which shall be deemed an original, but which taken together shall constitute one instrument.

        Pursuant to the requirements of the Securities Act of 1933, this Registration Statement has been signed below by the following persons in the capacities indicated and on the dates indicated.

Signature	Capacity	Date

/s/ Jonathan Evans Jonathan Evans	President, Chief Executive Officer and Director	February 8, 2023

/s/ Eduard Epshtein Eduard Epshtein	Chief Financial Officer	February 8, 2023

/s/ George Ireland George Ireland	Board Chair	February 8, 2023

/s/ John Kanellitsas John Kanellitsas	Executive Vice Chair	February 8, 2023

/s/ Franco Mignacco Franco Mignacco	Director	February 8, 2023

/s/ Kelvin Dushnisky Kelvin Dushnisky	Director	February 8, 2023

/s/ Xiaoshen Wang Xiaoshen Wang	Director	February 8, 2023

/s/ Fabiana Chubbs Fabiana Chubbs	Director	February 8, 2023

/s/ Yuan Gao Yuan Gao	Director	February 8, 2023

/s/ Jinhee Magie Jinhee Magie	Director	February 8, 2023

AUTHORIZED REPRESENTATIVE

        Pursuant to the requirements of Section 6(a) of the Securities Act of 1933, as amended, the undersigned has signed this Registration Statement, in the capacity of the duly authorized representative of the Registrant in the United States, on February 8, 2023.

/s/ Jonathan Evans
Name: Jonathan Evans
Title: President and Chief Executive Officer